     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2000

                                            REGISTRATION STATEMENT NO. 333-35944
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ARENA PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          8734                         23-2908305
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL            (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NO.)         IDENTIFICATION NUMBER)

                             6166 NANCY RIDGE DRIVE
                              SAN DIEGO, CA 92121
                                 (858) 453-7200
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   JACK LIEF
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ARENA PHARMACEUTICALS, INC.
                             6166 NANCY RIDGE DRIVE
                              SAN DIEGO, CA 92121
                                 (858) 453-7200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            PETER P. WALLACE, ESQ.                            FRODE JENSEN, ESQ.
            STEVEN W. SPECTOR, ESQ.                          TODD W. ECKLAND, ESQ.
          MORGAN, LEWIS & BOCKIUS LLP                 WINTHROP, STIMSON, PUTNAM & ROBERTS
      300 SOUTH GRAND AVENUE, 22ND FLOOR            FINANCIAL CENTRE, 695 EAST MAIN STREET
             LOS ANGELES, CA 90071                            STAMFORD, CT 06901
                (213) 612-2500                                  (203) 348-2300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
            TITLE OF EACH CLASS                     AMOUNT          PROPOSED MAXIMUM     PROPOSED MAXIMUM
               OF SECURITIES                         TO BE           OFFERING PRICE          AGGREGATE            AMOUNT OF
              TO BE REGISTERED                   REGISTERED(1)         PER UNIT(2)        OFFERING PRICE     REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001.............       6,900,000             $17.00            $117,300,000          $30,967.20
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------



(1) Includes 900,000 shares issuable pursuant to an over-allotment option granted to the underwriters.



(2) Estimated solely for the purpose of computing the amount of the registration fee; based on a bona fide estimate of the maximum offering price per share of the securities being registered in accordance with Rule 457(a) under the Securities Act.



(3) Of this amount, $26,400 has been previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 25, 2000


PROSPECTUS


                                6,000,000 SHARES


                                  [ARENA LOGO]
                                  COMMON STOCK
                           -------------------------


     Arena Pharmaceuticals is offering 6,000,000 shares of its common stock.


     This is our initial public offering. We applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ARNA." We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

                                                                 PER SHARE               TOTAL
------------------------------------------------------------------------------------------------------
Public Offering Price.....................................           $                     $
Underwriting Discounts and Commissions....................           $                     $
Proceeds to Arena Pharmaceuticals.........................           $                     $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


     The underwriters have an option to purchase up to an additional 900,000 shares of common stock from us to cover over-allotments. The underwriters expect
to deliver the shares to purchasers on or about                     , 2000.


ING BARINGS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                                                        SG COWEN
           The date of this prospectus is                     , 2000

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
RISK FACTORS................................................    7
USE OF PROCEEDS.............................................   16
DIVIDEND POLICY.............................................   16
CAPITALIZATION..............................................   17
DILUTION....................................................   18
SELECTED FINANCIAL DATA.....................................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............   21
BUSINESS....................................................   26
MANAGEMENT..................................................   43
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   49
PRINCIPAL STOCKHOLDERS......................................   51
DESCRIPTION OF CAPITAL STOCK................................   53
SHARES ELIGIBLE FOR FUTURE SALE.............................   57
UNDERWRITING................................................   59
LEGAL MATTERS...............................................   61
EXPERTS.....................................................   62
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................   62
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. We have included this information in the prospectus summary because we believe this information is highly important in making a decision to invest in our common stock. However, before investing in our common stock you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, for a more complete understanding of our business and this offering.

OUR COMPANY

     We are a biotechnology company that has developed CART, a new technology which we use to identify new drug candidates more efficiently than traditional drug discovery techniques. Using CART, we have discovered new drug candidates in the areas of obesity and schizophrenia. Based on our success using CART, we have established collaborative drug discovery programs with a number of pharmaceutical and biotechnology companies. We use CART to discover chemical compounds that act on an important class of drug targets, which scientists call G protein-coupled receptors. Pharmaceutical and biotechnology companies are increasingly focusing their drug discovery efforts on these types of drug targets. Of the 100 leading pharmaceutical products, based on 1999 revenues, 31 of these products wholly or in part act on this class of drug targets. In 1999, pharmaceutical products that act wholly or in part on this class of drug targets represented over $27 billion in sales and included some of the world's largest-selling drugs, such as Claritin(R) for allergies, Zantac(R) for gastric ulcers, Imitrex(R) for migraines and Cozaar(R) for hypertension.

THE DRUG DISCOVERY PROBLEM

     Scientists are using advances in genomics research to identify new drug targets. These new drug targets form the basis of drug discovery for the treatment of disease. The abnormal function of cells causes diseases in humans. The function of cells changes when a natural substance, which scientists call a ligand, is released from a cell and binds to the surface of that cell or another cell. This binding triggers the initiation of various signals within the cell, resulting in changes in biological activity. Drugs work by imitating or inhibiting the binding of the ligand to the cell and thereby affect cellular function to regulate the disease process.

     Traditional drug discovery techniques require scientists to identify the ligand that naturally binds to the drug target. This identification process is very uncertain and, even when successful, has typically taken scientists four to five years and costs millions of dollars per drug target. To our knowledge, only a limited number of examples exist where a ligand for a G protein-coupled receptor has been intentionally discovered. Therefore, this identification process is usually the step that limits the rate at which drugs are discovered at new drug targets.

OUR SOLUTION -- CART

     We and our collaborators use CART to pursue drug discovery efforts at a drug target without using the drug target's ligand. Instead, we use CART to genetically alter, or activate, drug targets to mimic the biological response that occurs when the ligand binds to the drug target. We use these activated drug targets as screening tools to identify chemical compounds that alter this biological response and that are the basis for drug discovery. We particularly focus our technology on G protein-coupled receptor targets. Genomics researchers estimate that there are approximately 2,000 G protein-coupled receptor targets in the human body with potential pharmaceutical applications. CART enables us and our collaborators to rapidly access these drug targets to develop drug candidates.

APPLICATIONS OF CART

     We have successfully identified drug candidates that inhibit or activate a number of G protein-coupled receptor targets. In the past three years, we have obtained the full-length genetic sequences of

265 G protein-coupled receptors and made them available for activation and screening. We have selected and applied CART to 15 G protein-coupled receptor targets that we believe have high potential value for the discovery of therapeutics to treat diseases such as obesity, cancer, cardiovascular disease, diabetes, inflammation and Alzheimer's Disease. We applied CART to one of these drug targets that our scientists discovered to be associated with feeding behavior and metabolism. We screened our chemical library against this target, and our scientists discovered a number of compounds that caused an immediate and rapid loss of body weight in laboratory animals that was maintained throughout the course of the experiments. We believe these compounds may be the basis for the development of therapeutic products for the treatment of obesity, which affects approximately 22 million adults in the United States. Using our chemical library, we have also discovered drug candidates that may be useful in the treatment of diseases resulting from the overactivity of a G protein-coupled receptor which is associated with psychiatric disorders such as schizophrenia. We discovered these obesity and schizophrenia drug candidates within approximately 18 months from the initial application of CART to these drug targets.

OUR COLLABORATORS

     In April 2000, we entered into a significant collaborative agreement with Eli Lilly and Company. This collaboration focuses principally on diseases of the central nervous system and endocrine system, as well as cardiovascular diseases, and may be expanded to other diseases, including cancer. Under the terms of the agreement, we received an up-front payment, and, if various milestones are achieved, we are entitled to receive assay development fees, milestone payments and royalties based on product sales. In May of 2000, we entered into a collaborative agreement with Taisho Pharmaceutical Co., Ltd. This collaboration focuses on a specified number of drug targets of interest to Taisho for its drug discovery efforts. In January 2000, we entered into a collaborative agreement with Fujisawa Pharmaceutical Co., Ltd. to validate up to 13 drug targets. We have also entered into collaborative agreements with Lexicon Genetics, Inc. and Neurocrine Biosciences, Inc.

     We have received an aggregate of approximately $2.3 million in cash proceeds from Eli Lilly and Taisho through June 30, 2000.

OUR BUSINESS STRATEGY

     Our strategy is to use CART to become a leader in the discovery of new drug candidates that act on G protein-coupled receptor targets. The elements of our strategy are to:

     - leverage available genomics information using CART

     - discover new drug candidates that have unique mechanisms of action

     - develop multiple pharmaceutical product candidates for these targets

     - enter into strategic collaborations to discover and develop novel drug candidates

     - apply CART to other targets for agricultural and other non-pharmaceutical applications

     - continue to protect and expand our intellectual property rights

     We were formed in April 1997. Our corporate headquarters is located at 6166 Nancy Ridge Drive, San Diego, California 92121. Our telephone number is (858) 453-7200.

     CART(TM), Arena(TM), Aressa(TM) and ChemNavigator(TM) are trademarks of Arena Pharmaceuticals, Inc. Arena Pharmaceuticals(R) and our logo are both registered trademarks of Arena Pharmaceuticals, Inc. Trade names and trademarks of other companies appearing in this prospectus are the property of the respective holders.

                                  THE OFFERING


Common stock offered by us............     6,000,000 shares



Common stock to be outstanding after
this offering.........................     20,996,597 shares


Use of proceeds.......................     For general corporate purposes,
                                           including working capital, research
                                           and development and clinical testing,
                                           and potentially for acquisitions of
                                           complementary businesses or
                                           technologies. You should read the
                                           discussion under the heading "Use of
                                           Proceeds" for more information.

Proposed Nasdaq National Market
symbol................................     ARNA

     The number of shares of our common stock to be outstanding upon completion of this offering is based on the shares outstanding as of March 31, 2000, plus 1,323,146 shares of our common stock issuable upon the conversion of our Series G preferred stock that we issued in April 2000, plus 310,875 shares of our common stock issued upon the exercise of options between April 1 and June 30, 2000, and excludes:


     - 2,000,000 shares of common stock that are reserved for issuance under our 2000 Equity Compensation Plan


     - 572,800 shares of common stock issuable upon the exercise of outstanding options under our 1998 Equity Compensation Plan at a weighted average exercise price of $0.65 per share

     - 18,000 shares of common stock issuable upon exercise of one of our outstanding warrants at an exercise price of $3.49 per share

     - 755,000 shares of common stock issuable upon conversion of our outstanding convertible note

     You should read the discussion under the heading "Capitalization" for more information regarding the outstanding shares of our common stock, warrants and options to purchase our common stock.

     Generally, the information in this prospectus, unless otherwise noted:

     - reflects the automatic conversion, on a one-for-one basis, of all of the outstanding shares of our preferred stock into an aggregate of 12,698,578 shares of common stock at the closing of this offering


     - reflects the issuance of 393,419 shares of our common stock upon the exercise of all but one of our outstanding warrants, for aggregate proceeds of $1,123,965, at the closing of this offering; we have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering



     - assumes that the over-allotment option granted to the underwriters to purchase up to 900,000 additional shares of common stock is not exercised

                             SUMMARY FINANCIAL DATA


     The following table summarizes our financial data. The summary financial data for the period from April 14, 1997 (inception) through December 31, 1997 and the years ended December 31, 1998 and 1999 are derived from our audited financial statements. We have also included data from our unaudited financial statements for the three months ended March 31, 1999 and 2000. The pro forma balance sheet data gives effect to the issuance of 1,323,146 shares of our Series G preferred stock in April 2000, the conversion of all of our outstanding shares of preferred stock, including our Series G preferred stock, into 12,698,578 shares of common stock, the issuance of 310,875 shares of our common stock upon the exercise of options between April 1 and June 30, 2000 and the issuance of 393,419 shares of our common stock upon the exercise of all but one of our outstanding warrants. We have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering. The pro forma as adjusted balance sheet data reflects the sale by us of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share. You should read this data together with our financial statements and related notes included elsewhere in this prospectus.


                                        PERIOD FROM
                                       APRIL 14, 1997
                                        (INCEPTION)                                 THREE MONTHS ENDED
                                          THROUGH        YEAR ENDED DECEMBER 31,         MARCH 31,
                                        DECEMBER 31,     -----------------------    -------------------
                                            1997           1998          1999        1999        2000
                                       --------------    ---------    ----------    -------    --------
                                                                                        (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating expenses:
  Research and development...........      $ 447          $ 2,615      $  8,336     $ 1,777    $  2,399
  General and administrative.........        235              729         1,814         304         424
  Amortization of deferred
     compensation(1).................         --               --           378          --         409
                                           -----          -------      --------     -------    --------
     Total operating expenses........        682            3,344        10,528       2,081       3,232
Interest income......................         23               42           447         114         157
Interest expense.....................        (36)             (94)         (166)        (31)        (60)
Other income.........................         --               --             9          --          13
                                           -----          -------      --------     -------    --------
Net loss.............................       (695)          (3,396)      (10,238)     (1,998)     (3,122)
Non-cash preferred stock charge......         --               --            --          --     (14,188)
                                           -----          -------      --------     -------    --------
Net loss applicable to common
  stockholders.......................      $(695)         $(3,396)     $(10,238)    $(1,998)   $(17,310)
                                           =====          =======      ========     =======    ========
Pro forma net loss per share.........                                  $  (1.29)               $  (1.76)
                                                                       ========                ========
Shares used in calculating pro forma
  net loss per share.................                                     7,927                   9,827
                                                                       ========                ========


                                                                    AS OF MARCH 31, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 27,547    $ 33,772      $121,852
Total assets..............................................    30,701      36,926       125,006
Long-term debt, net of current portion....................     2,078       2,078         2,078
Prepaid financing proceeds................................     4,514          --            --
Redeemable convertible preferred stock....................    38,797          --            --
Accumulated deficit.......................................   (17,451)    (17,451)      (17,451)
Total stockholders' equity (deficit)......................   (16,395)     33,142       121,222


-------------------------
(1) $264,419 and $285,398 related to research and development expenses and $113,690 and $124,081 related to general and administrative expenses, for the year ended December 31, 1999 and for the three months ended March 31, 2000, respectively.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.


     This prospectus contains statements about our future that involve the risks and uncertainties described below and elsewhere in this prospectus. These statements are often accompanied by words such as "believes," "anticipates," "estimates," "intends," "plans," "expects" and similar expressions. These statements include, without limitation, statements about market opportunity, our growth strategy and our expectations, plans and objectives. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," in the following risk factors and in this prospectus generally. Our actual results will likely differ, perhaps materially, from those anticipated in these statements as a result of various factors, including all the risks discussed below and elsewhere in this prospectus. Because of these uncertainties, you should not place undue reliance on these statements. Except to the extent required by applicable laws or rules, we do not intend to update any of these factors or to publicly announce the result of any revisions to any of these statements, whether as a result of new information, future events or otherwise.


                         RISKS RELATED TO OUR BUSINESS

WE ARE AT AN EARLY STAGE OF DEVELOPMENT, HAVE A HISTORY OF LOSSES AND LIMITED REVENUES AND MAY NEVER BECOME PROFITABLE.

     We were formed in April 1997 and are a development stage company with a limited operating history. To date, we have generated only limited revenues. Due in large part to the significant research and development expenditures required to identify and validate new drug targets and new drug candidates, we have generated losses each year since our inception. As of March 31, 2000, we had accumulated losses of approximately $17.5 million. We expect our losses will continue for at least the next several years, and that these losses will increase as we expand our research and development activities, incur significant clinical and testing costs and expand our facilities and operations. We will generate revenues in the foreseeable future, if at all, solely from our collaboration and license agreements, and our losses may continue even if we or our collaborators successfully identify potential drug targets and drug candidates. If the time required to generate revenues and to achieve profitability is longer than we anticipate, or if we are unable to obtain necessary funds, we may never become profitable and may have to discontinue our operations.

MOST OF OUR EXPECTED FUTURE REVENUES ARE CONTINGENT UPON COLLABORATIVE AND LICENSE AGREEMENTS AND WE MAY NOT RECEIVE SUFFICIENT REVENUES FROM THESE AGREEMENTS TO ATTAIN PROFITABILITY.

     Our strategy is to use CART to generate meaningful revenues from our collaborative and license agreements. Our ability to generate revenues depends on our ability to enter into additional collaborative and license agreements with third parties and to maintain the agreements we currently have in place. We will receive little or no revenues under our agreements if our or our collaborators' research, development or marketing efforts are unsuccessful, or if our agreements are terminated early. Additionally, if we do not enter into new collaborative agreements, we will not receive future revenues from new sources.

     Our future receipt of revenues from collaborative arrangements will be significantly affected by the amount of time and effort expended by our collaborators, the timing of the identification of useful drug targets and the timing of the discovery and development of drug candidates. Under our existing agreements, we may not earn significant milestone payments until our collaborators have advanced products into clinical testing, which may not occur for many years, if at all. We do not control the amount and timing of resources that our collaborators devote to our programs, potential products or product rights. Furthermore, we lack sales and marketing experience and will depend on our collaborators to market any drugs that we develop with them.

     Conflicts may arise between us and our collaborators, such as conflicts concerning ownership rights to particular drug candidates. While our existing collaborative agreements typically provide that we receive milestone and royalty payments with respect to drugs developed from our collaborative programs, disputes may arise over the application of payment provisions to these drugs and any royalty payments may be at reduced rates. If any of our collaborators were to breach, terminate or fail to renew their collaborative agreements with us, the pre-clinical or clinical development or commercialization of the affected drug candidates or research programs could be delayed or terminated. Our collaborative agreements generally allow either party to terminate the agreement with advance written notice of that party's intent to terminate. In addition, our collaborators have the right to terminate the collaborative agreements under some circumstances in which we do not. For example, during the first nine months, Eli Lilly can terminate our collaborative agreement with them by giving us written notice, and this termination would be effective one year after the date of the agreement. In certain situations our collaborators can continue to use our technology after our agreements are terminated. You should read the section entitled "Business -- Our GPCR collaborators" for further information on the termination and other provisions of our material collaborative agreements.

     Our collaborators may choose to use alternative technologies or develop alternative drugs either on their own or with other collaborators, including our competitors, in order to treat diseases that are targeted by collaborative arrangements with us. Our collaborative agreements do not typically prohibit these activities.

     Consolidation in the pharmaceutical or biotechnology industry could have an adverse effect on us by reducing the number of potential collaborators or jeopardizing our existing relationships. We may not be able to enter into any new collaborative agreements.

IF PROBLEMS ARISE IN THE TESTING AND APPROVAL PROCESS, CART MAY NOT LEAD TO SUCCESSFUL DRUG DEVELOPMENT EFFORTS AND WE WILL NOT RECEIVE REVENUES.

     We developed CART to identify drug candidates that may possess therapeutic potential and have entered into collaborative arrangements to discover and develop promising drug candidates. In order to receive milestone payments under our collaborative agreements, we or our collaborators must successfully complete pre-clinical and clinical trials of drug candidates discovered using CART. To date, we have identified only a few drug candidates, all of which are in the very early stages of development and none of which have completed the development process.

     Developing drug candidates is highly uncertain and subject to a number of significant risks. Our access to and use of some human or other tissue samples in our research and development efforts is subject to government regulation, both in the United States and abroad. United States and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. We typically will, and our collaborators may, rely on third-party clinical investigators at medical institutions to conduct our clinical trials, and we occasionally rely on other third-party organizations to perform data collection and analysis. As a result, we may face delays outside of our control. It may take us or our collaborators many years to complete any pre-clinical or clinical trials, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. Moreover, if and when our programs reach clinical trials, we or our collaborators may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

     In order to receive royalty payments from our collaborators, we or our collaborators must receive approval from regulatory agencies to market drugs discovered using CART. A new drug may not be sold until the FDA has approved a new drug application, or an NDA. If a product receives an approved NDA, this approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective. Drug candidates developed by us or our collaborators may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements necessary to receive marketing approval. We do not expect any drugs resulting from our collaborators' research to be commercially available for many years, if at all.

DRUG DISCOVERY AND DEVELOPMENT IS AN INTENSELY COMPETITIVE PROCESS IN THE UNITED STATES AND ELSEWHERE AND THIS COMPETITIVE PROCESS COULD RENDER CART OBSOLETE OR NONCOMPETITIVE.

     An important focus of our efforts is on G protein-coupled receptors, particularly orphan G protein-coupled receptors. Because G protein-coupled receptors are an important target class for drug discovery efforts, we believe that most pharmaceutical companies, several biotechnology companies, and other organizations have internal drug discovery programs focused on drug discovery using G protein-coupled receptors. Because the vast majority of G protein-coupled receptors are orphan G protein-coupled receptors, we believe that it is likely that many of these companies and organizations are focusing, or ultimately will focus, their drug discovery efforts on these orphan receptors. Another company or organization may have, or may develop, a technology using G protein-coupled receptors, and in particular, orphan receptors, to discover and develop drug candidates more effectively, quicker or at a lower cost than our technology. Such a technology could render CART obsolete or noncompetitive.

     Many of the drugs that we or our collaborators are attempting to discover using CART would compete with existing therapies. In addition, many companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting such as cancer, obesity, cardiovascular disease, diabetes and Alzheimer's Disease. Our competitors may use discovery technologies and techniques or partner with collaborators in order to develop products more rapidly or successfully, or with less cost, than we or our collaborators are able to do. Many of our competitors, particularly large pharmaceutical companies, have substantially greater product development capabilities and greater financial, scientific and human resources than we do. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including certain patent and United States Food and Drug Administration, or FDA, marketing exclusivity rights. So far, we have not achieved any of these competitive advantages. Any results from our research and development efforts, or from our joint efforts with our existing or any future collaborators, might not compete successfully with existing products or therapies, including Meridia(R) for obesity, Clozaril(R) for schizophrenia and Aricept(R) for Alzheimer's Disease, as well as products under development and future products.

OUR SUCCESS IS DEPENDENT ON INTELLECTUAL PROPERTY RIGHTS HELD BY US AND THIRD PARTIES AND OUR INTEREST IN THESE RIGHTS IS COMPLEX AND UNCERTAIN.

     Our success will depend in large part on our own and, to some extent, on our collaborators' abilities to obtain, secure and defend patents. We have numerous patent applications pending for our technology, including patent applications on drug candidate discovery techniques using CART, genetically altered G protein-coupled receptors, G protein-coupled receptors that we have discovered and compounds discovered using CART. However, no patents have been issued to us as of the date of this prospectus. The procedures for obtaining an issued patent in the United States and in most foreign countries are complex. These procedures require an analysis of the scientific technology related to the invention and many legal issues. We believe CART represents an entirely new way to discover drug candidates. Because of this, we expect that the analysis of our patent applications will be complex and time-consuming. Therefore, our patent position is very uncertain and we do not know when, or if, we will obtain issued patents for our technology.

     When we activate a receptor, we change the way that the receptor would otherwise naturally function. We believe that our activated receptors are patentable. A third party may obtain an issued patent on a natural version of a receptor that we activate. We believe that an activated version of the natural receptor should not infringe a patent on the natural receptor. However, a third party who owns a patent on a natural version of a receptor may not agree with our position. We could be sued for patent infringement, and we do not know how a court would rule in such a case.

     No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. For example, on March 7, 2000, the United States patent office issued guidelines to its patent examiners that focus on what can be patented under United States patent law. These guidelines are expected to primarily impact the procedures that are used in determining the types of inventions that can be patented in the fields of biotechnology and chemistry. We do not how, if at all, these guidelines may affect our patent applications on CART, genetically altered G protein-coupled receptors, G protein-coupled receptors that we have discovered or chemical compounds that we discover as drug candidates using CART.

     We also rely on trade secrets to protect our technology. However, trade secrets are difficult to protect. We require all of our employees to agree not to improperly use our trade secrets or disclose them to others, but we may be unable to determine if our employees have conformed or will conform with their legal obligations under these agreements. We also require collaborators and consultants to enter into confidentiality agreements, but may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of this information. Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other pharmaceutical and biotechnology companies, and the use of our technology could violate these agreements. In addition, third parties may independently discover our trade secrets or proprietary information.

     Technology licensed to us by others, or in-licensed technology, is important to some aspects of our business. We generally do not control the patent prosecution, maintenance or enforcement of in-licensed technology. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we do over our internally developed technology. Moreover, some of our academic institution licensors, research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired.

A DISPUTE REGARDING THE INFRINGEMENT OR MISAPPROPRIATION OF OUR PROPRIETARY RIGHTS OR THE PROPRIETARY RIGHTS OF OTHERS COULD BE COSTLY AND RESULT IN DELAYS IN OUR RESEARCH AND DEVELOPMENT ACTIVITIES.

     Our success depends, in part, on our ability to operate without infringing on or misappropriating the proprietary rights of others. There are many issued patents and patent applications filed by third parties relating to products or processes that could be determined to be similar or identical to ours or our licensors, and others may be filed in the future. Our activities, or those of our licensors or collaborators, may infringe patents owned by others. Although the government sponsored project to sequence the human genome has made genomics information freely available to the public, other organizations and companies are seeking proprietary positions on genomics information that overlap with the government sponsored project. Our activities, or those of our licensors or collaborators, could be affected by conflicting positions that may exist between any overlapping genomics information made publicly available as a result of the government sponsored project and genomics information that other organizations and companies consider to be proprietary.

     We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. Any legal action against us, or our collaborators, claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could:

     - require us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, which may not be available on commercially reasonable terms, if at all

     - prevent us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages

     - consume a substantial portion of our managerial and financial resources

     - result in litigation or administrative proceedings that may be costly, whether we win or lose

     In addition, third parties may infringe on or misappropriate our proprietary rights, and we may have to institute costly legal action against them to protect our intellectual property rights. We may not be able to afford the costs of enforcing our intellectual property rights against third parties.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUTSIDE THE UNITED STATES.

     Patent law outside the United States is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as United States laws. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors', foreign patents, which could result in substantial cost and divert our efforts and attention from other aspects of our business.

     One of our United States patent applications relating to some aspects of our technology that we filed internationally was not timely filed in the designated foreign countries. We have taken remedial actions in an attempt to file the patent application in a number of these foreign countries. We cannot assure you that any of these remedial actions will be successful, or that patents based upon this patent application will be issued to us in any of these foreign countries. In particular, we failed to timely file this patent application in Japan and, as a result, no patent will be issued to us in Japan based upon this particular patent application. Based upon other patent applications that relate to CART that we have filed in the United States and internationally, we believe that there will be no material adverse effect on our business or operating results if we fail to obtain a patent based on the subject matter of this particular patent application.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Our revenues and results of operations may fluctuate significantly from quarter to quarter, depending on a variety of factors, including:

     - variations in milestone and royalty payments

     - the timing of discovery and development of drug candidates, if any

     - changes in the research and development budgets of our existing collaborators or potential collaborators

     - others introducing new drug discovery techniques or new drugs that target the same diseases and conditions that we and our collaborators target

     - regulatory actions

     - expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights or other matters

     We will not be able to control many of these factors and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS AND RESEARCH, AND IF NEEDED, WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL ON TERMS FAVORABLE TO US.


     We have consumed substantial amounts of capital to date and we expect to increase our operating expenses over the next several years as we expand our facilities, infrastructure and research and development activities. Based upon our current and our anticipated activities, we believe that the net proceeds of approximately $88.1 million from this offering will be sufficient to support our current operating plan through at least the next two years. However, if this plan changes, we may require additional financing sooner. For example, we may use a portion of the net proceeds to acquire complementary businesses or technologies. Financing may not be available or may not be available on terms favorable to us. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or drug candidates, or grant licenses on terms that are unfavorable to us. We may also raise additional funds through the incurrence of debt, and the holders of any debt we may issue could have rights superior to your rights. If adequate funds are not available, we will not be able to continue our development.


OUR RESEARCH AND DEVELOPMENT EFFORTS WILL BE SERIOUSLY JEOPARDIZED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES.

     We are a small company with less than 100 employees. Our success depends, in part, on the continued contributions of our principal management and scientific personnel, and we face intense competition for such personnel. In particular, our research programs depend on our ability to attract and retain highly skilled scientists. If we lose the services of any of our key personnel, in particular Jack Lief, Dominic P. Behan or Derek T. Chalmers, as well as other principal members of our scientific or management staff, our research and development or management efforts could be interrupted or significantly delayed. For example, Eli Lilly has the right to terminate our collaboration agreement if they do not approve suitable replacements for key employees who leave us. Although we have not experienced problems retaining key employees, our employees can terminate their employment with us at any time. We may also encounter increasing difficulty in attracting enough qualified personnel as our operations expand and the demand for these professionals increases, and this difficulty could impede the attainment of our research and development objectives.

IF WE USE BIOLOGICAL AND HAZARDOUS MATERIALS IN A MANNER THAT CAUSES INJURY OR VIOLATES LAWS, OUR BUSINESS AND OPERATIONS MAY SUFFER.

     Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. For example, we use radioactive phosphorous-32 on a daily basis and sodium cyanide on a regular basis. We cannot completely eliminate the risk of accidental contamination, which could cause:

     - an interruption of our research and development efforts

     - injury to our employees resulting in the payment of damages

     - liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products

WE MAY BE UNABLE TO LICENSE T-82, AND OUR SUBSIDIARY MAY BE UNABLE TO LICENSE ITS IN-LICENSED DRUG CANDIDATES, TO ANOTHER PARTY FOR ADVANCED CLINICAL DEVELOPMENT AND COMMERCIALIZATION.

     We have in-licensed a patented compound, referred to as T-82, which we are developing for the treatment of Alzheimer's Disease. We have completed Phase I clinical studies for T-82 and intend to begin Phase II clinical studies this year. We plan to sub-license our rights to T-82 to a pharmaceutical company prior to initiation of Phase III clinical studies in exchange for milestone payments and royalties based upon sales, if any, of T-82. We may not be able to sub-license our rights in T-82 to a pharmaceutical company on terms favorable to us, if at all. If we cannot enter into such a sub-license agreement, we could either lose our rights to T-82 or assume the risks of proceeding to further develop, seek regulatory approval for, and, if approved, commercialize T-82 ourselves. Our subsidiary, Aressa, faces similar risks in connection with sub-licensing, developing, testing and marketing compounds that it in-licenses.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD PREVENT A POTENTIAL ACQUIROR FROM BUYING YOUR STOCK.

     Provisions of our certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders. Our amended and restated certificate of incorporation will give our board of directors the authority to issue up to 7,500,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. Some of the rights of the holders of common stock may be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could potentially prevent us from consummating a merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. These provisions could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the current market price for their shares.

OUR EQUITY INTEREST IN CHEMNAVIGATOR.COM MAY HAVE NO VALUE.

     We have licensed certain Internet-related technologies to ChemNavigator.com in exchange for shares of ChemNavigator.com stock. We currently have a 46% equity interest in ChemNavigator.com. Since it was formed in May 1999, ChemNavigator.com has incurred net operating losses and negative cash flows from operating activities, and we expect ChemNavigator.com to incur increasing net operating losses and negative cash flows for the foreseeable future. ChemNavigator.com has received only limited revenues to date, and it may not be able to generate sufficient revenues or obtain financing to offset its losses. ChemNavigator.com's expected funding requirements for the next 12 months exceed its existing working capital, which raises substantial doubt about ChemNavigator.com's ability to continue as a going concern. We are currently not attributing any book value to our equity interest in ChemNavigator.com.

     ChemNavigator.com also faces intense competition from established companies that provide Internet-based products to the same customers as ChemNavigator.com. Some of these companies have greater financial, technical and human resources than ChemNavigator.com does, have a longer operating history and are more well-known to ChemNavigator.com's target customers. If ChemNavigator.com is not able to compete successfully, it will not achieve profitability.

                         RISKS RELATED TO THIS OFFERING

OUR COMMON STOCK PRICE MAY BE HIGHLY VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our common stock might not develop, or if it does develop, might not continue. Additionally, the market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. You may not be able to resell your shares at or above the initial public offering price due to the risks and uncertainties described elsewhere in this "Risk Factors" section, as well as other factors, including:

     - changes in financial estimates or recommendations by securities analysts regarding us or our common stock

     - announcements about the biotechnology or pharmaceutical areas in which we and our collaborators operate

     - the impact of regulatory developments in the United States and foreign countries on us or our collaborators

     - public concern as to safety and effectiveness of research and products developed by us, our collaborators or our competitors

     The market price for securities of biotechnology companies, particularly early-stage companies, has been increasingly volatile. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

     The market price of our common stock could decline due to sales of a large number of shares in the market after this offering or the perception that such sales could occur, including sales or distributions of shares by our large stockholders. These sales could also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

     A number of our existing security holders will become eligible to sell their shares in the public market after their lock-up agreements expire 180 days after the closing of this offering. We have entered into registration rights agreements with many of our existing stockholders that entitle them to have an aggregate of 11,004,739 shares registered for sale in the public market in up to 16 separate registration statements. We also intend to register on Form S-8 an aggregate of 2,572,800 shares issuable upon exercise of options we have granted to purchase common stock, or reserved for issuance under our equity compensation plans, within 90 days after the date of this prospectus. You should read the discussion under the heading entitled "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR SHARES.


     The assumed initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book value of their common stock of $10.23 per share based on the assumed initial public offering price of $16.00 per share. To the extent we raise additional capital by issuing equity securities in the future, you and our other stockholders may experience substantial dilution and future investors may be granted rights superior to those of our current stockholders. In the past, we issued options and warrants to acquire capital stock at prices significantly below the assumed initial public offering price of common stock in this offering. There will be further dilution to investors when any of these outstanding options and warrants are exercised.

THE INTERESTS OF OUR LARGEST STOCKHOLDERS MAY CONFLICT WITH OUR INTERESTS AND THE INTERESTS OF OUR OTHER STOCKHOLDERS.


     Immediately upon the completion of this offering, our current three largest stockholders will beneficially own 7,960,654 shares, or approximately 36.6%, of our outstanding common stock. This number includes 855,000 shares of common stock issuable upon conversion of a convertible note and the exercise of a warrant held by one of these stockholders. If these three stockholders choose to act together, they could exert considerable influence over us, including with respect to the election of directors and the approval of actions submitted to our stockholders. In addition, without the consent of these stockholders, we may be prevented from entering into transactions that could be beneficial to us, such as acquisition proposals from third parties.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 6,000,000 shares of our common stock in this offering are estimated to be approximately $88.1 million, or $101.5 million if the underwriters' over-allotment option is exercised in full. These estimates are based upon an assumed initial public offering price of $16.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.


     We intend to use the net proceeds from this offering for general corporate purposes, including working capital, drug candidate discovery, development and clinical testing using non-partnered G protein-coupled receptor targets, and other research and development and clinical testing activities. The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors. In addition, we may use a portion of the net proceeds to acquire complementary businesses or technologies. We are not currently engaged in negotiations to make any acquisitions.

     The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to the public equity markets. As of the date of this offering, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any future earnings to fund the continued development and growth of our business.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000:

     - on an actual basis derived from our unaudited financial statements


     - on a pro forma basis to give effect to the issuance of 1,323,146 shares of our Series G preferred stock in April 2000 and the automatic conversion of all of our outstanding shares of preferred stock, plus our Series G preferred stock, into an aggregate of 12,698,578 shares of common stock, to give effect to the issuance of 310,875 shares of our common stock upon the exercise of options between April 1 and June 30, 2000 and to give effect to the issuance of 393,419 shares of common stock upon the exercise of all but one of our outstanding warrants upon the completion of this offering; we have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering



     - on a pro forma as adjusted basis to also give effect to the sale of 6,000,000 shares of common stock offered hereby at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses


     You should read this table in conjunction with the financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.


                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
Long-term debt, net of current portion......................  $  2,078   $  2,078     $  2,078
Prepaid financing proceeds..................................     4,514         --           --
Redeemable convertible preferred stock, $.0001 par value:
  17,608,593 shares authorized, 11,375,432 shares issued and outstanding, actual; 7,500,000 shares authorized, no
  shares issued and outstanding, pro forma and pro forma as
  adjusted..................................................    38,797         --           --
Stockholders' equity (deficit):
  Common Stock, $.0001 par value: 35,000,000 shares
     authorized, 1,593,725 shares issued and outstanding,
     actual; 67,500,000 shares authorized, pro forma and pro
     forma as adjusted; 14,996,597 shares issued and
     outstanding, pro forma; 20,996,597 shares issued and
     outstanding, pro forma as adjusted.....................        --          1            2
  Additional paid-in capital................................     7,108     56,644      144,723
  Deferred compensation.....................................    (6,052)    (6,052)      (6,052)
  Accumulated deficit.......................................   (17,451)   (17,451)     (17,451)
                                                              --------   --------     --------
     Total stockholders' equity (deficit)...................   (16,395)    33,142      121,222
                                                              --------   --------     --------
       Total capitalization.................................  $ 28,994   $ 35,220     $123,300
                                                              ========   ========     ========


     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2000, and does not include:

     - 2,000,000 shares of common stock that will be reserved for issuance under our 2000 Equity Compensation Plan

     - 572,800 shares of common stock issuable upon the exercise of outstanding options under our 1998 Equity Compensation Plan at a weighted average exercise price of $0.65 per share

     - 18,000 shares of common stock issuable upon exercise of one of our outstanding warrants at an exercise price of $3.49 per share

     - 755,000 shares of common stock issuable upon conversion of our outstanding convertible note

                                    DILUTION

     As of March 31, 2000, our historical net tangible book value deficit was approximately $16.4 million, or $(10.29) per share of common stock. Historical net tangible book value per share is determined by dividing historical net tangible book value, consisting of total tangible assets less total liabilities, by the historical number of shares of common stock.


     As of March 31, 2000, our pro forma net tangible book value was approximately $33.1 million, or $2.21 per share of common stock. Pro forma net tangible book value per share is determined by dividing pro forma net tangible book value, consisting of total tangible assets less total liabilities, by the pro forma number of 14,996,597 shares of common stock outstanding, after giving effect to the issuance of 1,323,146 shares of our Series G preferred stock, the automatic conversion of all of our outstanding shares of preferred stock, plus our Series G preferred stock into 12,698,578 shares of common stock, the issuance of 310,875 shares of our common stock upon the exercise of options between April 1 and June 30, 2000 and the issuance of 393,419 shares of common stock upon the exercise of all but one of our outstanding warrants, which will occur at the closing of this offering. We have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering.



     Without taking into effect any other changes in pro forma net tangible book value after March 31, 2000, and after giving effect to the sale of the common stock offered hereby at an assumed initial public offering price of $16.00 per share and the application of the net proceeds of this offering, the pro forma as adjusted net tangible book value would have been $121.2 million, or $5.77 per share. This represents an immediate increase in pro forma net tangible book value of $3.56 per share to existing stockholders and immediate and substantial dilution in pro forma as adjusted net tangible book value of $10.23 per share to new investors who purchase shares in this offering. The following table illustrates this dilution:



Assumed initial public offering price per share.............            $16.00
Historical net tangible book value per share as of March 31,
  2000......................................................  $(10.29)
Increase attributable to conversion of all of our
  outstanding preferred stock at March 31, 2000 plus our
  Series G preferred stock, the issuance of shares of our
  common stock upon the exercise of options between April 1
  and June 30, 2000 and the issuance of shares of common
  stock upon the exercise of all but one of our outstanding
  warrants..................................................    12.50
                                                              -------
Pro forma net tangible book value per share before the
  offering..................................................     2.21
Increase per share attributable to new investors............     3.56
                                                              -------
Pro forma as adjusted net tangible book value per share
  after the offering........................................              5.77
                                                                        ------
Dilution in net tangible book value per share to new
  investors.................................................            $10.23
                                                                        ======



     If the underwriters' over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $6.15 per share, the increase in net tangible book value per share to existing stockholders would be $3.94 per share and the dilution in net tangible book value to new investors would be $9.85 per share.


     The following table summarizes, on a pro forma as adjusted basis as of March 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors based on an assumed initial public offering price of $16.00 per share:


                                                     SHARES              TOTAL CONSIDERATION
                                              ---------------------    -----------------------    AVERAGE PRICE
                                                NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                              ----------    -------    ------------    -------    -------------
Existing stockholders.......................  14,996,597      71.4     $ 51,635,714      35.0        $ 3.44
New investors...............................   6,000,000      28.6       96,000,000      65.0         16.00
                                              ----------     -----     ------------     -----
  Total.....................................  20,996,597     100.0     $147,635,714     100.0
                                              ==========     =====     ============     =====


     These tables include 570,025 shares of common stock subject to repurchase by us as of June 30, 2000. The shares that are subject to repurchase by us were issued upon the exercise of options that were granted under our 1998 Equity Compensation Plan, but that had not vested at the time of exercise. The exercise of these unvested options was permitted by the option agreements under which these options were granted. In the event that an employee leaves our employ prior to full vesting, we have the right to repurchase any unvested shares at the original purchase price.

     These tables assume that none of the stock options outstanding as of June 30, 2000 are exercised. As of June 30, 2000, there were 572,800 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.65 per share, and 18,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $3.49 per share.

                            SELECTED FINANCIAL DATA

     Our selected statement of operations data for the period April 14, 1997 (inception) through December 31, 1997 and the years ended December 31, 1998 and 1999 and our balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. Our balance sheet data as of December 31, 1997 have been derived from our financial statements which have been audited by Ernst & Young LLP and are not included in this prospectus. We have also included our statement of operations data for the three months ended March 31, 1999 and 2000 and our balance sheet data as of March 31, 2000 from our unaudited financial statements included in this prospectus. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                           PERIOD FROM
                                          APRIL 14, 1997
                                           (INCEPTION)                                THREE MONTHS ENDED
                                             THROUGH       YEAR ENDED DECEMBER 31,        MARCH 31,
                                           DECEMBER 31,    ------------------------   ------------------
                                               1997           1998         1999        1999       2000
                                          --------------   ----------   -----------   -------   --------
                                                                                         (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating expenses:
  Research and development..............      $  447        $ 2,615      $  8,336     $ 1,777   $  2,399
  General and administrative............         235            729         1,814         304        424
  Amortization of deferred
     compensation(1)....................          --             --           378          --        409
                                              ------        -------      --------     -------   --------
     Total operating expenses...........         682          3,344        10,528       2,081      3,232
Interest income.........................          23             42           447         114        157
Interest expense........................         (36)           (94)         (166)        (31)       (60)
Other income............................          --             --             9          --         13
                                              ------        -------      --------     -------   --------
Net loss................................        (695)        (3,396)      (10,238)     (1,998)    (3,122)
Non-cash preferred stock charge.........          --             --            --          --    (14,188)
                                              ------        -------      --------     -------   --------
Net loss applicable to common
  stockholders..........................      $ (695)       $(3,396)     $(10,238)    $(1,998)  $(17,310)
                                              ======        =======      ========     =======   ========
Historical net loss per share, basic and
  diluted...............................      $(0.73)       $ (3.51)     $ (10.05)    $ (2.03)  $ (15.92)
                                              ======        =======      ========     =======   ========
Shares used in calculating historical
  net loss per share, basic and
  diluted...............................         955            967         1,018         985      1,087
                                              ======        =======      ========     =======   ========
Pro forma net loss per share............                                 $  (1.29)              $  (1.76)
                                                                         ========               ========
Shares used in calculating pro forma net
  loss per share........................                                    7,927                  9,827
                                                                         ========               ========

-------------------------
(1) $264,419 and $285,398 related to research and development expenses and $113,690 and $124,081 related to general and administrative expenses, for the year ended December 31, 1999 and for the three months ended March 31, 2000, respectively.

                                                         AS OF DECEMBER 31,             AS OF
                                                    -----------------------------     MARCH 31,
                                                     1997      1998        1999         2000
                                                    ------    -------    --------    -----------
                                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........................  $1,553    $   194    $  5,402     $ 27,547
Total assets......................................   2,422      1,653       8,526       30,701
Long-term debt, net of current portion............     791        971       2,159        2,078
Prepaid financing proceeds........................      --         --          --        4,514
Redeemable convertible preferred stock............   2,193      2,599      18,252       38,797
Accumulated deficit...............................    (695)    (4,091)    (14,329)     (17,451)
Total stockholders' deficit.......................    (695)    (4,068)    (13,900)     (16,395)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a development stage biotechnology company. Since our inception in April 1997, we have devoted substantially all of our resources to the research and development of CART. We have incurred significant operating losses since our inception and, as of March 31, 2000, we had an accumulated deficit of $17.5 million. We expect to incur additional operating losses as we continue to develop our technologies and to fund internal research and development. We have generated limited revenues to date. Our prospects should be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of development, particularly those companies in the rapidly changing pharmaceutical and biotechnology industries. You should read the discussion under the heading "Risk Factors" for further information on the risks we face.

     In April 2000, we entered into a significant collaborative agreement with Eli Lilly, one of the world's leading pharmaceutical companies. This collaboration will focus principally on diseases of the central nervous system and endocrine system, as well as cardiovascular diseases, and may be expanded to other diseases, including cancer. We will activate a number of mutually selected G protein-coupled receptors and will provide Eli Lilly with biochemical assays for use in their screening facilities. We have received, and will continue to receive, research funding from Eli Lilly for our internal resources committed to these tasks, which will be augmented by substantial resource commitments by Eli Lilly. Under the terms of the agreement, we received a one-time up-front payment in the amount of $500,000 which we will recognize ratably over the five-year collaboration term. In the future, we may receive up to $1.25 million per receptor based upon milestone payments in connection with the successful application of CART to each receptor, and up to an additional $6.0 million based upon clinical development milestone payments for each drug candidate discovered using CART. We may also receive additional milestone and royalty payments associated with the commercialization of drugs discovered using CART, if any. In addition, we have entered into other collaborative agreements, including with Taisho and Fujisawa, regarding the application of CART to G protein-coupled receptors. We have received approximately $1.5 million in cash proceeds from Eli Lilly, and approximately $800,000 in cash proceeds from Taisho, through June 30, 2000.

     We plan to pursue several specific objectives during the remainder of 2000, namely:

     - establishing additional collaborations with pharmaceutical and biotechnology companies based on using CART

     - expanding the number of receptors available for activation by CART through internal research efforts and, potentially, external licensing agreements

     - increasing our internally funded drug discovery efforts, including expansion of our chemistry and screening efforts

     - continuing clinical trials of T-82 and potentially entering into collaborations to develop our anti-obesity and anti-psychotic drug programs

Our ability to achieve our identified goals or objectives is dependent upon many factors, some of which are out of our control, and we may not achieve our identified goals or objectives.

     Our quarterly operating results will depend upon many factors, including expiration of research contracts with our collaborators, the size of future collaborations, the success rate of our technology collaborations leading to milestones and royalties, and general and industry-specific economic conditions which may affect research and development expenditures. As a consequence, our revenues in future periods are likely to fluctuate significantly from period to period.

     Our research and development expenses consist primarily of salaries and related personnel expenses. As of March 31, 2000, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives and we expect these expenses to continue and to increase. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, finance and administrative personnel, professional fees, and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, general and administrative expenses will also increase.

DEFERRED COMPENSATION

     Deferred compensation for stock options granted by us to our employees and directors has been determined as the difference between the estimated market value of our common stock on the date the options were granted, and the exercise price of the options. Deferred compensation is initially recorded as a component of stockholders' equity and is amortized using a graded vesting method as charges to operations over the vesting period of the options. In connection with the grant of stock options to our employees, consultants and directors, we recorded deferred compensation of approximately $1.0 million in the year ended December 31, 1999 and $5.8 million in the three months ended March 31, 2000. In addition to these charges, we expect to record an additional $3.3 million of deferred stock compensation in the second quarter of 2000. The total charges to be recognized in future periods from amortization of deferred stock compensation as of June 30, 2000 are anticipated to be approximately $3.3 million, $3.3 million, $2.1 million, $698,000, and $17,000 for the remaining nine months of 2000, and for 2001, 2002, 2003 and 2004, respectively. Deferred compensation for stock options granted by us to our consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 and Emerging Issues Task Force 96-18 as the fair value of the equity instruments issued. Deferred compensation for stock options that we grant to consultants is periodically remeasured as the underlying options vest. Our stock options generally vest over four years from the date of grant.

RESULTS OF OPERATIONS

Three months ended March 31, 2000 compared to the three months ended March 31, 1999

     Research and development expenses. Our research and development expenses increased $600,000 to $2.4 million for the three months ended March 31, 2000, from $1.8 million for the three months ended March 31, 1999. This increase was primarily due to increased personnel related expenses of $800,000 and lab supplies costing $284,000 to support the personnel in order to expand the application of our technology. The increase was offset by reduced expenses of $483,000 related to the development of T-82 for which we initiated Phase I clinical trials in early 1999, and which were completed in late 1999. We expect to initiate Phase II clinical trials in the third quarter of 2000.

     General and administrative expenses. Our general and administrative expenses increased $120,000 to $424,000 for the three months ended March 31, 2000, from $304,000 for the three months ended March 31, 1999. This increase was primarily due to increased personnel expenses related to five additional personnel hired in the accounting, legal and general administration departments. This increased staffing was necessary to manage and support our continued growth.

     Amortization of deferred compensation. We recorded amortization of deferred compensation of approximately $409,000 for the three months ended March 31, 2000.

     Interest income. Interest income increased $43,000 to $157,000 for the three months ended March 31, 2000, from $114,000 for the three months ended March 31, 1999. The increase was primarily attributable to higher average levels of cash and cash equivalents in the three months ended March 31, 2000.

     Interest expense. Interest expense increased $29,000 to $60,000 for the three months ended March 31, 2000 from $31,000 for the three months ended March 31, 1999. This increase represents interest incurred on our equipment leases, as well as interest accrued on our other debt.

     Net loss. Net loss increased $1.1 million to $3.1 million for the three months ended March 31, 2000 compared to $2.0 million for the three months ended March 31, 1999. The increase reflects increases in research and development and general and administrative expenses as well as amortization of deferred compensation.

     Non-cash preferred stock charge. We recorded a non-cash preferred stock charge of $14.2 million for the three months ended March 31, 2000. This non-cash preferred stock charge relates to the issuance of our Series E preferred stock in January 2000 and our Series F preferred stock in March 2000, which is convertible into shares of our common stock. We recorded the non-cash preferred stock charge at the date of issuance by increasing the net loss applicable to common stockholders, without any effect on total stockholders' equity. The amount increased our basic net loss per share for the three months ended March 31, 2000. In addition, we expect to record a non-cash preferred stock charge of $8.2 million in the quarter ended June 30, 2000. This non-cash preferred stock charge relates to the issuance of our Series G preferred stock in April 2000.

Year ended December 31, 1999 compared to the year ended December 31, 1998

     Research and development expenses. Our research and development expenses increased $5.7 million to $8.3 million for the year ended December 31, 1999, from $2.6 million for the year ended December 31, 1998. This increase was primarily due to increased personnel related expenses of $2.5 million and lab supplies costing $1.3 million to support the increased personnel in order to expand the application of our technology, expenses of $1.5 million associated with our Phase I clinical trials of T-82 which were initiated in early 1999, and facility related expenses of $358,000 as a result of our facility expansion.

     General and administrative expenses. Our general and administrative expenses increased $1.1 million to $1.8 million for the year ended December 31, 1999, from $729,000 for the year ended December 31, 1998. This increase was primarily related to five additional personnel hired during 1999 to help support the growing responsibilities of the accounting, legal and general administration departments.

     Amortization of deferred compensation. We recorded amortization of deferred compensation of approximately $378,000 for the year ended December 31, 1999.

     Interest income. Interest income increased $405,000 to $447,000 for the year ended December 31, 1999, from $42,000 for the year ended December 31, 1998. The increase was primarily attributable to higher levels of cash and cash equivalents in 1999 from the proceeds of the sale of our Series D convertible preferred stock in January 1999.

     Interest expense. Interest expense increased $72,000 to $166,000 for the year ended December 31, 1999 from $94,000 for the year ended December 31, 1998. This increase represents interest incurred on our equipment leases as well as interest accrued on our other debt.

     Net loss. Net loss increased $6.8 million to $10.2 million for the year ended December 31, 1999 compared to $3.4 million for the year ended December 31, 1998. The increase reflects increases in research and development and general and administrative expenses, offset in part by the increase in interest income.

Year ended December 31, 1998 compared to the period from April 14, 1997 (inception) through December 31, 1997

     Research and development expenses. Our research and development expenses increased $2.2 million to $2.6 million for the year ended December 31, 1998, from $447,000 for the period from April 14, 1997 through December 31, 1997. This increase was primarily due to increased personnel expenses of $1.3 million and lab supplies costing $538,000 to support the increased personnel in order to expand the application of our technology, and facility related expenses of $348,000 as a result of our facility expansion.

     General and administrative expenses. Our general and administrative expenses increased $494,000 to $729,000 for the year ended December 31, 1998, from $235,000 for the period from April 14, 1997 through December 31, 1997. This increase was primarily due to increased personnel related expenses of $400,000 in order to establish and support the growing responsibilities of the accounting, legal and general administration departments and facility-related expenses of $76,000 as a result of our facility expansion.

     Interest income. Interest income increased $19,000 to $42,000 for the year ended December 31, 1998, from $23,000 for the period from April 14, 1997 through December 31, 1997. The increase was primarily attributable to higher average cash levels in 1998.

     Interest expense. Interest expense increased $58,000 to $94,000 for the year ended December 31, 1998 from $36,000 for the period from April 14, 1997 through December 31, 1997. The increase represents interest incurred on our equipment lease as well as interest accrued on our other debt for a full year.

     Net loss. Net loss increased $2.7 million to $3.4 million for the year ended December 31, 1998 compared to $695,000 for the period from April 14, 1997 through December 31, 1997. The increase reflects increases in research and development and general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

     We have experienced net losses and negative cash flow from operations since our inception. At March 31, 2000, we had an accumulated deficit of $17.5 million and had used cash from operations of $14.6 million. Our net losses have resulted primarily from expenses incurred in connection with our research and development activities and general and administrative expenses. To date, we have funded our operations primarily through private equity financings.


     As of March 31, 2000, we had $27.5 million in cash and cash equivalents compared to $5.4 million in cash and cash equivalents as of December 31, 1999. As of March 31, 2000, on a pro forma basis, taking into effect the sale of 1,323,146 shares of our Series G preferred stock in April 2000, the exercise of options, between April 1 and June 30, 2000 to purchase 310,875 shares of our common stock and the exercise of all but one of our outstanding warrants to purchase our common stock, we had $33.8 million in cash and cash equivalents.


     Net cash used in operating activities was approximately $2.9 million during the three months ended March 31, 2000 and was approximately $1.1 million during the three months ended March 31, 1999. Net cash used in operating activities was approximately $8.7 million during the year ended December 31, 1999 and was approximately $2.4 million during the year ended December 31, 1998. The primary use of cash was to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities.

     Net cash used in investing activities was approximately $150,000 during the three months ended March 31, 2000 and was approximately $250,000 during the three months ended March 31, 1999. Net cash used in investing activities was approximately $2.1 million during the year ended December 31, 1999 and was approximately $593,000 during the year ended December 31, 1998. Net cash used in investing activities was primarily the result of the acquisition of laboratory and computer equipment, leasehold improvements and furniture and fixtures.

     Net cash proceeds from financing activities was approximately $25.2 million during the three months ended March 31, 2000 and was approximately $14.5 million during the three months ended March 31, 1999. Net cash proceeds from financing activities was approximately $16.0 million during the year ended December 31, 1999 and was approximately $1.7 million during the year ended December 31, 1998. The net cash proceeds from financing activities during these periods were primarily from the issuance of preferred stock.

     We lease our corporate and research and development facilities under two leases which expire on April 30, 2013. The leases provide us with options to extend for two additional five-year periods. We have also entered into capital lease agreements for various lab and office equipment. The terms of these capital lease agreements range from 48 to 60 months. Current total minimum annual payments under these capital leases are approximately $500,000 in 2000, $500,000 in 2001, $500,000 in 2002, $381,000 in 2003 and $17,000 in 2004.

     We expect to continue to incur substantial losses through at least fiscal 2000, and may incur net losses in subsequent periods. The amount and timing of future losses are highly uncertain. Our ability to achieve and thereafter sustain profitability will be dependent upon, among other things, obtaining additional strategic alliances as well as establishing additional collaborative or licensing arrangements.

     Based on the research collaborations we already have in place and our current internal business plan, we expect to hire an additional 20 to 25 employees, primarily scientists, by the end of 2000. While we believe that the net proceeds from this offering, combined with current capital resources and anticipated cash flows from licensing activities, will be sufficient to meet our capital requirements for at least the next two years, we cannot assure you that we will not require additional financing before such time. Our funding requirements may change at any time due to technological advances or competition from other companies. Our future capital requirements will also depend on numerous other factors, including scientific progress in our research and development programs, additional personnel costs, progress in pre-clinical testing, the time and cost related to proposed regulatory approvals, if any, and the costs of filing and prosecution of patent applications and enforcing patent claims. We cannot assure you that adequate funding will be available to us or, if available, that such funding will be available on acceptable terms. Any shortfall in funding could result in the curtailment of our research and development efforts.

INCOME TAXES

     As of December 31, 1999, we had approximately $12.6 million of net operating loss carryforwards and $681,000 of research and development credit carryforwards for federal income tax purposes. These carryforwards expire on various dates beginning in 2012. These amounts reflect different treatment of expenses for tax reporting than are used for financial reporting. United States tax law contains provisions that may limit our ability to use net operating loss and tax credit carryforwards in any year, or if there has been an ownership change. Any future ownership change may limit the use of net operating loss and tax credit carryforwards. Based on our valuation and applicable Internal Revenue Code regulations, we believe this offering will not have a material effect on our ability to use those carryforwards.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and short-term investments. We do not use derivative financial instruments in our investment portfolio. Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible within these guidelines. To date we have limited default risk by investing primarily in treasury-backed securities. If market interest rates were to decrease by 1.0% from March 31, 2000, future interest income from our portfolio would decline annually by less than $275,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus earned interest.

                                    BUSINESS

OUR COMPANY

     We have developed a new technology, which we call CART, that we use to identify drug candidates more efficiently than traditional drug discovery techniques. CART allows us to develop novel biochemical assays to discover drug candidates that target G protein-coupled receptors, called GPCRs, an important class of receptors. Additionally, we believe that CART is applicable to other human receptor classes, such as tyrosine kinase receptors, or TKRs, as well as to non-human receptors for the discovery of animal therapeutics and agricultural products.

     In the recent past, the pharmaceutical and biotechnology industries have increasingly focused their drug discovery efforts on receptor-based drug targets because drugs discovered using these targets have the potential for increased specificity and reduced side effects. Of the leading 100 pharmaceutical products, based on 1999 revenues, 49 target receptors as their primary mechanism of action. Of these 49 receptor-based drugs, 31 wholly or in part act on GPCRs. In 1999, these GPCR-based pharmaceutical products represented over $27 billion in sales, and included Claritin(RM) for allergies, Zantac(RM) for gastric ulcers, Imitrex(RM) for migraines and Cozaar(RM) for hypertension.

     We use CART to discover drug candidates by genetically altering receptors to mimic the biological response that occurs when the native ligand binds to the receptor. We refer to these genetically altered receptors as CART-activated receptors. We use CART-activated receptors as a screening tool to identify chemical compounds that alter the biological response of the receptor, and these compounds form the basis for drug candidates. Using CART technology, we have discovered drug candidates that have demonstrated pharmacological activity in pre-clinical, or animal, studies through our own internal research and drug development efforts, as well as through those of our collaborators. Based upon the success of CART, we have entered into collaborative relationships with a number of pharmaceutical and biotechnology companies, including Eli Lilly, Taisho, Fujisawa, Lexicon Genetics and Neurocrine Biosciences.

THE DRUG DISCOVERY PROBLEM

     Diseases in humans are caused by the abnormal function of cells. Both normal and abnormal cellular function is principally the result of communication between cells. This cellular communication occurs when a ligand is released from a cell and binds to a receptor on the surface of that cell or another cell. This binding triggers the initiation of various signals within that cell, resulting in changes in cellular function. By interacting with the receptor to mimic or block ligand-receptor binding, drugs affect abnormal cellular function and thereby regulate the disease process.

     Receptors are classified into categories based upon similarities in their biochemical and structural properties. They are located in various tissues throughout the body and affect a variety of cellular functions. There are four principal classes of human receptors: GPCRs; TKRs; ligand-gated ion channel receptors; and intracellular receptors. Although we believe CART technology is applicable to all of the principal classes of receptors, we focus on GPCRs because they are the predominant class of receptors involved in cellular function.

     The ligand that naturally binds to a receptor and activates or inhibits a biological response is referred to as a receptor's native ligand. A receptor for which the native ligand has been discovered is called a known receptor, while a receptor for which the native ligand has not been identified is called an orphan receptor. Genomics researchers believe there are approximately 2,000 GPCRs within the human genome which are potential targets for drug development. Approximately 1,900 of these are orphan GPCRs.

     Advances in genomics research have enabled researchers, including us, to directly identify the genetic sequence of previously unidentified receptors, including GPCRs, from basic genetic information. As more GPCRs are made available, the opportunity to use this information for drug discovery efforts should increase. However, although hundreds of new, orphan GPCRs are being made publicly available through genomics research, traditional drug discovery techniques to find new drug candidates cannot be applied to orphan GPCRs until the native ligands for these orphan GPCRs are identified because these traditional techniques seek to find drug candidates that imitate or inhibit ligand binding to the receptor.

     The process of identifying native ligands is very uncertain, generally involving many stages of tissue extraction and extensive purification. To our knowledge, of the hundreds of orphan GPCRs that have been identified, only six examples exist where a novel native ligand has been discovered by intentionally targeting an orphan GPCR. Even when successful, identifying the native ligand typically requires four to five years and costs millions of dollars per GPCR. For example, a GPCR called GPR 14 was discovered in 1995, but its native ligand, urotensin II, was not identified until 1999. The process of identifying native ligands is typically the step that limits the rate at which drugs are discovered at receptor targets.

OUR SOLUTION -- CART TECHNOLOGY

     We do not use, and therefore do not need to identify, the receptor's native ligand for our drug discovery efforts. We use our CART technology to discover drug candidates by CART-activating receptors to mimic the biological response that occurs when the native ligand binds to the receptor. Therefore, CART technology avoids a major bottleneck in drug discovery efforts at orphan receptors.

     CART technology can be applied broadly to GPCRs because all GPCRs have highly similar structural elements, consisting of:

     - three extracellular loops on the outside of the cell

     - three intracellular loops on the inside of the cell

     - seven regions that cross through the cell surface, or membrane, and connect the extracellular and intracellular loops

     When a ligand binds to the extracellular portion of the GPCR, changes occur to the intracellular portion of the GPCR that permit a signaling molecule located within the cell, called a G protein, to bind to the intracellular portion of the GPCR. This leads to further intracellular changes, resulting in a biological response within the cell.

             [DIAGRAM DEPICTING GPCR-MEDIATED BIOLOGICAL RESPONSE]

     Under normal physiological conditions, a GPCR exists in equilibrium between two different states: an inactive state and an active state. When the GPCR's equilibrium shifts to an active state, the GPCR is able to link to a G protein, thus producing a biological response. When the GPCR's equilibrium shifts to an inactive state, the receptor is typically unable to link to a G protein, and therefore unable to produce a biological response. When a native ligand binds to the GPCR, the GPCR's equilibrium shifts and the GPCR is stabilized in the active state.

              [DIAGRAM DEPICTING LIGAND-DEPENDENT GPCR ACTIVATION]

     By altering the genetic structure of a GPCR, our CART technology stabilizes the GPCR in the active state in the absence of the native ligand.

                    [DIAGRAM DEPICTING CART-ACTIVATED GPCR]

     Drug screening and discovery targeting GPCRs using CART technology is comprised of four stages:

     - altering the molecular structure of an intracellular loop or intracellular portion of the GPCR to generate a CART-activated form of the GPCR

     - introducing the CART-activated form of the receptor into mammalian cells, which, in turn, manufacture the CART-activated form of these receptors at the cell surface

     - analyzing the cells containing the CART-activated GPCR to detect biological responses that result from the linking of the CART-activated GPCR to a G protein

     - screening chemical libraries of small molecule compounds against the cell membranes containing the CART-activated GPCR to identify compounds that interact with the GPCR

     Screening using CART technology allows us to simultaneously identify compounds that act as receptor inhibitors to decrease the detected biological responses, or act as receptor activators to increase the detected responses. Therefore, our CART technology allows us to discover drugs that either inhibit or enhance biological activity.

     CART technology is also useful for identifying drug candidates that reduce cellular responses resulting from ligand-independent activity of receptors. These drugs are termed inverse agonists and are the preferred drugs for treating diseases in which ligand-independent receptor activity may be important, such as schizophrenia. In general, traditional ligand-based drug screening techniques can only be used to identify neutral antagonists, which do not affect the ligand-independent activity of the receptor. We can directly identify inverse agonists using our CART technology by screening for ligand-independent receptor activity. We believe the inverse agonists that we identify will possess improved properties over neutral antagonists because they inhibit both ligand-induced as well as ligand-independent activity.

     In addition, because CART does not require the use of the native ligand, we are not limited to finding drug candidates that bind to a receptor at the receptor's ligand binding site. Instead, CART technology exposes the entire receptor surface to drug candidates, allowing for the detection of drug candidates which bind at any point on the receptor surface. We believe that this feature of CART technology is important not only with respect to orphan receptors, but known receptors as well, because it provides us with the ability to discover new drugs with unique mechanisms of action.

     In summary, we believe that our platform CART technology offers several key advantages for drug discovery over other screening techniques. Screening CART-activated receptors:

     - does not require prior identification of the native ligand for an orphan receptor

     - enhances the detection of, and simultaneously identifies, both receptor inhibitor and receptor activator compounds

     - allows for the identification of compounds or drug candidates that inhibit both ligand-induced and ligand-independent activity

     - provides the ability to discover novel and improved therapeutics at known receptor targets

OUR STRATEGY

     Our strategy is to use CART to become a leader in the discovery of new drug candidates using orphan and known GPCRs. The major elements of our strategy are to:

     Apply CART to orphan GPCR targets to leverage available genomics information. Recent advances in genomics research have provided gene sequence information on an unprecedented number of receptor drug targets, including numerous previously unidentified GPCRs. CART technology can be applied to these orphan GPCR targets to discover drug candidates. This can be done more quickly and efficiently using CART technology than with traditional drug discovery screening techniques because drug discovery using CART does not require the identification and characterization of a receptor's native ligand, a process which typically requires several years and costs millions of dollars per receptor.

     Discover new drug candidates that have unique mechanisms of action for known GPCRs. We believe that CART provides us with the ability to discover new drug candidates with unique mechanisms of action at known receptor targets, which may be more effective and may have fewer side effects than existing drugs. Unlike traditional drug discovery methods, we are not limited to finding drug candidates that bind to a receptor at the receptor's ligand binding site. Because CART technology exposes the entire GPCR surface to drug candidates, we can discover drug candidates that act upon any part of the receptor surface.

     Develop multiple pharmaceutical product candidates for GPCR targets. CART technology allows us to identify drug candidates that act as receptor inhibitors to reduce biological activity, or receptor activators to increase biological activity. Therefore, CART provides the opportunity to simultaneously discover multiple different drug candidates with unique mechanisms of action for each receptor target, any of which may ultimately become successful commercial pharmaceutical products.

     Enter into strategic collaborations to discover and develop novel drug candidates. We intend to enter into a number of strategic collaborations to discover and develop novel drug candidates using our CART technology. We believe that the broad applicability of our CART technology will allow us to enter into collaborations that focus on a variety of diseases and target a large number of orphan and known GPCRs. We have recently entered into collaborations with Eli Lilly, Taisho and Fujisawa under which we will CART-activate a significant number of GPCR targets and may receive additional revenues in the form of development fees, milestone payments and royalties on products, if any, developed to target these GPCRs.

     Apply CART to other human receptors and non-human receptors for human therapeutic, agricultural and other applications. We believe CART technology can also be applied to other types of human receptors, such as TKRs, which are often implicated as important factors in various diseases, such as breast cancer. We are also applying our CART technology to non-human receptors for a variety of applications including plant receptors to discover chemical growth factors, insect receptors to discover insect control agents and viral receptors to discover novel anti-viral drug candidates. We have CART-activated a number of these other types of receptors and intend to pursue opportunities developed from these receptors.

     Continue to protect and expand our intellectual property rights. We have filed 100 independent patent applications with the United States Patent and Trademark Office, and are filing some of these patent applications worldwide. Although no patents have been issued to us, we believe that we can obtain patents on our CART technology and that we can obtain patents on our CART-activated receptors because our technology genetically modifies these receptors and changes their function. We intend to continually seek ways to vigorously protect and enforce our rights with respect to our intellectual property.

APPLICATIONS OF CART

     Over the past three years, we have obtained the full-length genetic sequences of 265 GPCRs and made them available for CART-activation and screening. Of these, 134 are human orphan GPCRs and 126 are human known GPCRs. The remaining five are non-human receptors, including plant, viral and insect receptors. Through the use of our proprietary CART technology, we have successfully identified drug compounds that inhibit or activate a number of known and orphan receptor targets.

Orphan GPCRs

     An important element of our CART technology involves using the genetic sequences of orphan GPCRs to understand and define the tissue and cellular distribution of these GPCRs. The genetic sequences provide us with the necessary tools to locate the orphan receptors in tissues. Once we have identified the location of an orphan receptor in tissues, we can determine the normal function of the orphan receptor and compare that function to the function of the orphan GPCR in diseased tissues. We then use our CART technology to screen the targeted receptor for drug candidates that can be employed to verify the proposed receptor function.

     We have prioritized and applied our CART technology to 15 orphan GPCRs, identified below by our code names, as having high potential value as drug discovery targets against specific diseases or indications, based upon the distribution of the GPCR in specified tissues. These GPCRs and their intended disease targets are:

---------------------------------------------------------------------------------------------
  INDICATION                ORPHAN GPCRS              TISSUE DISTRIBUTION
  Obesity                   18F                       Hypothalamus
                            -----------------------------------------------------------------
                            19U                       Hypothalamus
                            -----------------------------------------------------------------
                            19X                       Forebrain
                            -----------------------------------------------------------------
                            19NY                      Hypothalamus
---------------------------------------------------------------------------------------------
  Cancer:
     Ovarian                18A                       Adrenal/ovary
                            -----------------------------------------------------------------
     Colorectal             18AI                      Intestine
                            -----------------------------------------------------------------
     Osteosarcoma           19AG                      Bone/pancreas
                            -----------------------------------------------------------------
     Leiomyoma              19Y                       Uterus
                            -----------------------------------------------------------------
     Breast                 18AD                      Breast
---------------------------------------------------------------------------------------------
  Cardiovascular disease    18C                       Blood vessels
                            -----------------------------------------------------------------
                            18D                       Heart/other
---------------------------------------------------------------------------------------------
  Diabetes                  19AJ                      Pancreas
---------------------------------------------------------------------------------------------
  Inflammation              18AF                      Spleen/lymph nodes/brain
                            -----------------------------------------------------------------
                            19W                       T cells
---------------------------------------------------------------------------------------------
  Alzheimer's Disease       18L                       Hippocampus
---------------------------------------------------------------------------------------------

     Obesity. National Institutes of Health statistics indicate that approximately 100 million adults in the United States are overweight and that 22% of these are considered clinically obese. The few currently approved drugs for the treatment of obesity in the United States act either as appetite suppressants or blockers of fat absorption. However, cardiovascular or gastrointestinal side effects may limit the long-term effectiveness of these drugs. Consequently, more effective therapeutics are urgently needed for this major public health problem.

     We have an ongoing program directed towards the development of novel anti-obesity drugs. We have identified a number of orphan GPCRs on brain cells related to the control of feeding and metabolism, including the 18F, 19U, 19X and 19NY GPCRs. For example, we have discovered an over-abundance of the 18F GPCR in the brain metabolism centers of genetically obese rats. We believe that this discovery indicates that overactivity of this GPCR may be associated with obesity.

     We are using our CART technology to identify drug candidates that inhibit the activity of the 18F GPCR. Repeated administration of the drug candidates we have identified has resulted in reduced food intake and sustained weight loss in normal laboratory animals. Similar results were also obtained in a diet-induced animal model of human obesity. In this diet-induced animal model, these drug candidates also acted to increase fat metabolism and resulted specifically in a loss of fat mass. We have found that the 18F GPCR is also located on human fat cells. Therefore, we believe that these drug candidates may provide the basis for a novel approach to the treatment of human obesity by simultaneously reducing food intake and increasing fat metabolism. Additionally, our animal data indicate that our drug candidates may not have the same side effects that are associated with currently available anti-obesity drugs.

     Our anti-obesity drug program demonstrates the advantages of CART technology for rapid drug candidate discovery. The process of discovering promising drug candidates took approximately 18 months from our initial discovery of the over-abundance of the 18F GPCR in genetically obese animals to the animal testing of the drug candidates that we discovered using our CART technology. We intend to enter into one or more collaborations to further expand our anti-obesity drug program with the ultimate goal of selecting one or more of our novel anti-obesity drug candidates that target orphan GPCRs, such as the 18F GPCR, for future clinical development.

     Cancer. We have identified several orphan GPCRs, including the 18A, 18AI, 19AG and 19Y GPCRs, which we believe represent therapeutic targets for the treatment of a variety of cancers. These orphan GPCRs are attractive therapeutic targets because they have been shown to be present at abnormally high levels in ovarian, colorectal, gastrointestinal and uterine cancer cells and cause unwanted proliferation of cells in laboratory experiments. Additionally, we have identified another orphan GPCR, the 18AD GPCR, which potentially suppresses the growth of tumor cells. We determined that there are high levels of the 18AD GPCR present in tissues adjacent to cancerous breast tissue. We tested a CART-activated form of the 18AD GPCR in a non-animal, or in vitro, cancer model and showed that this GPCR suppressed cell proliferation. This suggests to us that drug candidates that activate the function of the 18AD GPCR could inhibit tumor growth, providing a potential new treatment approach for breast and other cancers.

     Cardiovascular disease. We have identified several orphan GPCRs, including the 18C and 18D GPCRs, that are located within the cardiovascular system, such as on heart tissues and blood vessel walls. Blood pressure is regulated by constriction or relaxation of blood vessels which is effected by GPCRs located on blood vessel walls. We believe that some of the drug candidates that we have identified using CART technology that target these GPCRs have potential to regulate blood pressure and treat diseases such as hypertension. According to the National Institutes of Health, hypertension affects approximately 50 million people in the United States, and can lead to heart disease and stroke, which are among the leading causes of death in the United States.

     Diabetes. One of the orphan GPCRs that we discovered, the 19AJ GPCR, is specifically located on insulin producing beta cells in the pancreas. Normally, glucose stimulates the beta cell to produce insulin, but in diabetes the beta cell often becomes less sensitive to glucose and the ability of the beta cell to produce insulin is impaired. The 19AJ GPCR appears to make the beta cells more responsive to glucose concentrations, resulting in enhanced insulin release. By applying CART technology to the 19AJ GPCR we will seek to discover drug candidates to treat diabetes, which, according to the National Institutes of Health, affected approximately 15.7 million people in the United States in 1997.

     Inflammation. We have identified several orphan GPCRs, including the 18AF and 19W GPCRs, that may mediate inflammatory responses in various locations of the body. Our preliminary data suggest that the 18AF GPCR may regulate brain cells related to inflammation. Based upon its sequence structure, the 18AF GPCR appears to be related to a group of GPCRs called chemokine receptors. Chemokine receptors are known to be involved in the inflammation process, and brain inflammation is involved in a number of neurodegenerative disorders, including stroke. The number of 19W GPCRs is increased in dying cells during inflammation, suggesting that the 19W GPCR may be involved in controlling the process of cell death. We have CART-activated the 19W GPCR and have developed an assay for screening of chemical compounds against this GPCR. Drug candidates that modulate the activity of these GPCRs may provide a unique therapeutic approach to the treatment or mediation of inflammatory responses. According to the National Institutes of Health, diseases involving inflammation afflict over 25 million people in the United States.

     Alzheimer's Disease. Several of our orphan GPCR targets are located on cells within the central nervous system, including the 18L GPCR. The 18L GPCR is located on nerve cells in an area of the brain called the hippocampus, which is responsible for controlling memory function. In Alzheimer's Disease, normal memory processes in the hippocampus are severely impaired. We believe drugs that modulate the

18L GPCR could be useful for controlling memory function and for the treatment of symptoms of Alzheimer's Disease, which, according to the National Institutes of Health, affects four million people in the United States.

Known GPCRs

     Although we primarily focus on orphan GPCRs, we also apply our CART technology to known GPCRs. We believe that the application of our CART technology to known GPCRs will identify novel classes of drug candidates that may be more effective and may have fewer side effects than existing drugs that target known GPCRs.

     Our principal advantage in applying CART technology to known GPCRs is our ability to directly identify drug candidates that act as inverse agonists, which cannot be directly identified using traditional ligand-based screening techniques. Inverse agonists are particularly relevant in treating diseases in which ligand-independent GPCR activity, or overactivity, is implicated. Diseases in which we believe overactive known GPCRs are implicated include:

             DISEASE                    OVERACTIVE KNOWN GPCRS
 Schizophrenia                     5HT(2A), D(4)
--------------------------------------------------------------------
 Depression                        5HT(2A)
--------------------------------------------------------------------
 Hyperthyroidism                   Thyrotropin
--------------------------------------------------------------------
 Hypertension                      Angiotensin AT(1A)
--------------------------------------------------------------------
 Asthma                            Adenosine A(1)
--------------------------------------------------------------------
 Melanoma                          MC-1
--------------------------------------------------------------------
 Retinitis Pigmentosa              Rhodopsin
--------------------------------------------------------------------

     We have identified drug candidates that are capable of inhibiting both ligand-independent and ligand-dependent activity at selected known GPCR targets. We are currently developing drug candidates that target these overactive known GPCRs to treat the related diseases. Our most advanced program targets the serotonin 5HT(2A) GPCR for potential treatment of schizophrenia and other psychotic disorders.

     According to the National Institutes of Health, approximately 1% of the population develops schizophrenia during their lifetime. More than 2 million Americans suffer from schizophrenia in a given year. We have tested currently available anti-psychotic drugs and have found that they act as inverse agonists at a known GPCR, referred to as the 5HT(2A) GPCR. Using our CART technology, we have discovered and are developing a number of new drug candidates that act as inverse agonists at the 5HT(2A) GPCR. These drug candidates displayed activities in tests involving laboratory animals indicating that they would be useful in treating psychiatric disorders such as schizophrenia. Moreover, our CART-identified 5HT(2A) inverse agonists possess a higher degree of receptor selectivity than currently marketed anti-psychotics, which suggests our inverse agonists may be more effective. To date, these drug candidates exhibit no evidence of side effects in laboratory animals.

     Our anti-psychotic drug program also demonstrates the advantages of CART technology for rapid drug candidate discovery. The process of discovering promising drug candidates took approximately 18 months from the application of our CART technology to the 5HT(2A) GPCR to the animal testing of the drug candidates that we discovered using CART technology. We intend to enter into a collaboration to further expand our anti-psychotic drug program with the goal of selecting one or more of our novel anti-psychotic drug candidates that target the 5HT(2A) GPCR, for future clinical development.

Other areas of CART application

     Olfactory and taste GPCRs. A specialized multigene family of GPCRs has been identified in the nasal membrane and is responsible for the sense of smell. Another family of GPCRs has recently been discovered in the tongue and is believed to be responsible for the perception of taste. We are applying our CART technology to a number of olfactory and taste GPCRs to identify novel compounds that we believe will be of potential commercial value in the fragrance and food additive industries.

     Plant GPCRs. Plants respond to a variety of environmental and internal signals that regulate aspects of their growth and development. GPCRs have recently been identified in a variety of plants and have been implicated in the action of a variety of plant hormones. We are presently applying our CART technology to plant GPCRs in an attempt to identify novel regulators of the life cycle of plants that may affect crop growth and development.

     Viral GPCRs. GPCRs are involved in either replication or infection in a number of viruses. Some herpes viruses, including the Kaposi's sarcoma-associated virus, have GPCRs within their genome which are important for replication. Other GPCRs appear necessary for primary infection. For example, HIV infects cells by binding to a GPCR that transports the virus into cells. A number of orphan GPCRs have been identified which appear to act in a similar manner for other viruses. Our goal is to identify novel anti-viral drugs using CART technology.

     Insect GPCRs. Insect genomes also include GPCRs, and we have begun the process of applying CART technology to insect GPCRs in an attempt to identify compounds that may offer the potential for improved and environmentally safer insect control agents. Our goal is to use CART-activated insect GPCRs to find compounds that selectively reduce pest reproduction and feeding behavior.

     Tyrosine kinase receptors. In addition to applying our CART technology to orphan GPCRs, we are also applying our CART technology to other human receptor classes, including orphan TKRs. A number of orphan TKRs have been located on cancerous tissues and may be involved in excessive cell proliferation and growth. As with GPCRs, our CART technology allows us to activate orphan TKRs in the absence of native ligands and screen the activated TKRs to identify novel inhibitors of TKR activity. We are currently evaluating nine orphan TKRs for drug screening.

     Genetic "knock-in" models. We are collaborating with Lexicon Genetics to develop mice that produce CART-activated GPCRs, or GPCR knock-ins, by using state-of-the-art molecular genetic techniques. By producing CART-activated orphan GPCRs in animals, we believe that we will gain valuable insight into the functionality of individual GPCRs, as well as indications of human disease for which drugs that target these GPCRs may be useful. In addition, we expect that these knock-in animals will provide an animal model that can be used to test the potency of drug candidates discovered using CART-activated GPCRs.

OUR GPCR COLLABORATORS

     Our success will depend in large part upon our ability to enter into successful collaborations with other pharmaceutical and biotechnology companies. We are active in the scientific community and within the industry and regularly make presentations regarding our research and development programs and the applications of our CART technology at scientific conferences and industry conventions. We believe that our participation at these events has led, and will continue to lead, to contacts with existing and potential collaborators. We have entered into a number of strategic collaborations in the recent past to discover novel drug candidates using our CART technology, and we expect to enter into additional collaborations and expand our existing collaborations in the future.

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

Eli Lilly

     In April 2000, we entered into a research alliance with Eli Lilly, one of the world's leading pharmaceutical companies. Our collaboration with Eli Lilly will principally focus on the central nervous system and endocrine therapeutic fields. We will also focus on the cardiovascular field and may expand our collaboration to other therapy classes, including cancer.

     During our collaboration, we will pursue an agreed upon research plan with Eli Lilly that has several objectives. During the term of our collaboration, we will mutually review and select GPCRs that will become subject to the collaboration. These GPCRs may be provided either by us or by Eli Lilly. All of our existing CART-activated GPCRs are excluded from the collaboration. We and Eli Lilly will each share our respective knowledge of the GPCRs that become subject to the collaboration to validate and CART-activate selected receptors. We will jointly select a number of proprietary central nervous system, endocrine and cardiovascular GPCRs for CART-activation, and we will then provide Eli Lilly with enabled high-throughput screens for use at their screening facilities. We have received approximately $1.5 million in cash proceeds from Eli Lilly through June 30, 2000, comprised of a one-time up-front payment of $500,000 and research funding of approximately $1.0 million. During the term of the agreement, we will continue to receive research funding from Eli Lilly for our internal resources committed to the collaboration, which will be augmented by substantial resource commitments by Eli Lilly. Eli Lilly will be responsible for screening its chemical compound library using selected CART-activated receptors, for identifying drug candidates and for the pre-clinical and clinical testing and development of drug candidates. In the future, we may receive up to $1.25 million per receptor based upon milestone payments in connection with the successful application of CART to each receptor, and up to an additional $6.0 million based upon clinical development milestone payments for each drug candidate discovered using CART. We may also receive additional milestone and royalty payments associated with the commercialization of drugs discovered using CART, if any. We and Eli Lilly may never achieve our discovery, development or commercialization milestones.

     Once the assay development fee has been paid for a CART-activated GPCR, Eli Lilly will have exclusive rights to screen chemical libraries, discover drug candidates that target that GPCR, and to develop, register and sell any resulting products worldwide. We retain rights to partner or independently develop GPCRs that do not become subject to the collaboration.

     The term of our collaboration agreement with Eli Lilly is five years. Eli Lilly can terminate the agreement with or without cause by giving us written notice during the first nine months after the date of the agreement, and this termination would be effective one year after the date of the agreement. Either Eli Lilly or we can terminate the agreement with or without cause effective three years after the date of the agreement by giving written notice prior to the conclusion of the 33rd month after the date of the agreement. In addition, either party can terminate the agreement at any time if the other party commits a material breach, and Eli Lilly can terminate the agreement at any time if, among other reasons, Eli Lilly does not approve suitable replacements for key employees who leave us. The parties will continue to have various rights and obligations under the agreement after the agreement is terminated. The extent of these continuing rights and obligations depends on many factors, such as when the agreement is terminated, by which party and for what reason. These continuing obligations may include further research and development efforts by us and a variety of payments by Eli Lilly.

Taisho

     In May 2000, we entered into an agreement with Taisho, in the form of a binding letter of intent, to initiate a research collaboration focused on several GPCRs selected by Taisho in therapeutic areas of interest to Taisho. Under the terms of the agreement, Taisho will receive exclusive, worldwide rights to the selected GPCR targets and to any drug candidates discovered using the activated versions of these receptors. We have received approximately $800,000 in cash proceeds from Taisho through June 30, 2000, which includes a one-time up-front payment. We may receive up to a total of $2.3 million in revenues per receptor associated with research, development and screening fees. We may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. We and Taisho are currently finalizing the remaining terms of our collaboration. We and Taisho may never achieve the fees and payment milestones.

Fujisawa

     In January 2000, we entered into a collaborative agreement with Fujisawa, a leading Japan-based pharmaceutical company with significant drug discovery research efforts. During the collaboration, we will jointly validate up to 13 orphan GPCRs as drug screening targets. We will be responsible for receptor identification, location and regulation, and will apply our CART technology to GPCRs selected by Fujisawa. We will also seek to validate screening assays based on the selected GPCRs. Fujisawa will be entitled to screen selected assays against its chemical compound library to identify drug candidates. Fujisawa will also be responsible for the pre-clinical and clinical development of any drug candidates that we or Fujisawa discover. We may also screen the selected GPCRs using our in-house chemical library. When Fujisawa selects its first receptor, we will be entitled to receive a one-time initiation fee of $500,000. If we and Fujisawa then achieve various milestones, we may receive up to a maximum of $3.5 million per selected receptor in assay transfer, screening and exclusivity fees, and up to a maximum of $2.0 million per selected receptor based upon the filing of one or more investigational new drug applications for each drug candidate discovered using a CART-activated receptor. We may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. We and Fujisawa may never achieve research, development or commercialization milestones under the agreement.

     Our collaborative agreement with Fujisawa will terminate upon the expiration of Fujisawa's obligation to make royalty payments under the agreement, if any. Fujisawa may terminate the agreement at any time by providing us with written notice of their intention to do so and by returning any proprietary rights they have acquired under the agreement. Additionally, either party may terminate the agreement for a material breach of the agreement by the other party. The termination or expiration of the agreement will not affect any rights that have accrued to the benefit of either party prior to the termination or expiration.

Lexicon Genetics

     In April 2000, we signed a binding letter of intent and memorandum of agreement with Lexicon Genetics, a genomics company that uses a proprietary technology to clone mice, enabling large-scale functional genomics. The agreement establishes a research collaboration with Lexicon Genetics using their proprietary technology to clone gene-targeted mice whose genomes have been altered using specified CART-activated orphan GPCRs. Our collaboration with Lexicon Genetics consists of a feasibility phase to determine both the utility of this novel approach and the scope of any resulting licensing alliance. If we proceed beyond the feasibility stage, the agreement establishes a licensing alliance in which we and Lexicon Genetics will each contribute up to ten unique GPCRs to clone mice containing CART-activated GPCRs for use as drug discovery tools, and to discover drug candidates using these GPCRs. We will share equally in the fees, milestones and royalties generated from any licensing agreement with a third-party involving GPCRs developed through our licensing alliance.

Neurocrine Biosciences

     In September 1999, we entered into an agreement with Neurocrine Biosciences, a biotechnology company focused on the discovery and development of novel therapeutics to treat diseases and disorders of the central nervous system and immune system. Neurocrine Biosciences has the right, prior to September 2000, to provide us with up to three orphan GPCRs obtained by them to which we will apply our CART technology. We will not receive any payment for CART-activating these GPCRs. We may also screen the activated orphan GPCRs using our in-house chemical library, or using Neurocrine Biosciences' in-house chemical library, for which we will receive payments in amounts agreeable to us and Neurocrine

Biosciences. Neurocrine Biosciences will retain the rights to the CART-activated GPCRs and any drug candidates that are discovered using these GPCRs.

OTHER ELEMENTS OF OUR BUSINESS

T-82

     In 1998, we licensed the rights from SSP to develop T-82, a novel drug candidate to treat Alzheimer's Disease. We believe T-82 possesses a unique pharmacological profile that will translate into enhanced therapeutic activity over currently available drugs for Alzheimer's Disease. We have completed three Phase I clinical trials of T-82, involving single and multiple dose studies, as well as a study to evaluate the possible interaction of T-82 with food. We intend to begin Phase II clinical testing of T-82 in 2000 and to enter into a collaborative relationship with a third party to further develop T-82.

     Currently available drugs to treat Alzheimer's Disease inhibit the enzyme acetylcholinesterase. Acetylcholinesterase breaks down acetylcholine, an important chemical for normal memory and cognitive function. By inhibiting the enzyme acetylcholinesterase, currently available drugs prevent the breakdown of acetylcholine. T-82 also acts to prevent the breakdown of acetylcholine by inhibiting acetylcholinesterase, but unlike existing drugs which have limited clinical effectiveness, we believe T-82 may cause the release of additional acetylcholine from nerve terminals. This additional mechanism results from the ability of T-82 to block a serotonin receptor, 5HT(3), which normally acts, in part, to inhibit the release of acetylcholine from nerve terminals. Moreover, the side-effects of currently-approved Alzheimer's Disease drugs include drug-induced nausea and vomiting, which may cause some patients to reduce or discontinue their use of the drugs. We believe T-82 possesses a pharmacological advantage over current Alzheimer's drugs because of evidence that inhibition of the 5HT(3) receptor not only enhances acetylcholine release, but also reduces vomiting by inhibiting certain neural pathways.

     We have worldwide rights to clinically develop and market T-82, except in Japan. We share rights with SSP to license and market T-82 in ten Asian countries. We will share data related to pre-clinical studies, clinical studies and the manufacturing of T-82 with SSP, and SSP will share similar data developed by SSP with us. SSP has agreed to manufacture and supply T-82 to us for all clinical trials, at no cost to us. Our license requires us to make milestone payments to SSP upon the successful completion of Phase II clinical studies, after successful completion of Phase III clinical studies and, if applicable, after receiving marketing approval by the FDA and European regulatory agencies, up to an aggregate maximum of $5.0 million. In addition, we will pay SSP escalating royalties based upon net sales of T-82, if any.

Aressa

     In August 1999, we formed Aressa, a wholly-owned subsidiary, to take advantage of opportunities to in-license and develop niche products from other pharmaceutical or biotechnology companies. In November 1999, Aressa entered into a licensing agreement with SSP with respect to a patented anti-fungal compound discovered by SSP, called SS750. Aressa is currently supervising pre-clinical studies of SS750, which are funded by SSP. Aressa may explore other opportunities to in-license niche products.

ChemNavigator.com

     In early 1999, we developed an Internet-based search engine that allows scientists to search for chemical compounds based primarily on the similarity of chemical structures. We believe this is important for drug discovery purposes because chemical similarity can be used as an indicator of biological activity. ChemNavigator.com was formed in May 1999 and subsequently obtained independent third-party financing. We licensed the search engine's underlying technology and related intellectual property to ChemNavigator.com in exchange for stock. We currently beneficially own approximately 46% of the outstanding common stock of ChemNavigator.com.

INTELLECTUAL PROPERTY

     Our success depends in large part on our ability to protect our proprietary technology and information, and operate without infringing on the proprietary rights of third parties. We rely on a combination of patent, trade secret, copyright and trademark laws, as well as confidentiality agreements, licensing agreements and other agreements, to establish and protect our proprietary rights. Since our inception, we have filed approximately 100 patent applications in the United States regarding our:

     - CART technology

     - orphan receptors and CART-activated orphan receptors

     - CART-activated known receptors

     - small molecule chemical compounds

     - acetylcholine enhancers

     - web-based search engine technologies

The term of all of our patents, if any are issued, will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the patent application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, our patent protection, if any, on our products and technologies may be substantially less than 20 years.

     We seek patent protection for all of our key inventions, including our CART technology, new receptors that we discover, genetically-altered receptors, and drug candidates identified by our CART technology. It has been possible to obtain broad, composition-of-matter patents on novel chemical compounds, such as the drug candidates, if any, that we identify using our CART technology. It has also been possible to obtain broad method patents for techniques and procedures for screening and drug-identification technologies, such as those embodied by our CART technology. It has generally not been possible to obtain broad composition-of-matter patents for nucleic acid and amino acid sequences. However, it has been possible to obtain patents that protect specific sequences and functional equivalents of those sequences. Furthermore, intellectual property law allows for separate and distinct patents for altered genetic sequences over previously disclosed sequences. We believe that we can obtain patents on our CART-activated receptor sequences because they are not functional equivalents of the natural version of the receptor. We have filed and will continue to file patent applications on these types of technologies. We believe that our CART technology does not infringe on third-party claims related to any aspect of our proprietary technology.

     As a general matter, obtaining patents in the biotechnology and pharmaceutical fields is highly uncertain and involves complex legal, scientific and factual matters. Obtaining a patent in the United States in the biotechnology and pharmaceutical fields can be expensive and can, and often does, require several years to complete. Our patent filings in the United States may be subject to interference or reexamination proceedings. The defense and prosecution of interference and reexamination proceedings and related legal and administrative proceedings in the United States involve complex legal and factual questions. We also file patent applications outside of the United States. The laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Third parties may attempt to oppose the issuance of our patents in foreign countries by way of opposition proceedings. Additionally, if an opposition proceeding is initiated against any of our patent filings in a foreign country, that proceeding could have an adverse effect on the corresponding patents that are issued or pending in the United States. If we become involved in any interference, reexamination, opposition or litigation proceedings in the United States or foreign countries regarding patent or other proprietary rights, those proceedings may result in substantial cost to us, regardless of the outcome, and may have a material adverse affect on our ability to develop, manufacture, market or license our technologies or products, or to maintain or form strategic alliances.

     Although we plan to aggressively prosecute our patent applications and defend our patents against third-party infringement, we cannot assure you that any of our patent applications will result in the issuance of patents or that, if issued, such patents will not be challenged, invalidated or circumvented. Moreover, we cannot assure you that our patents, if any, will provide us protection against competitors with other technologies. Our technologies and potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our technologies and potential products may give rise to claims that they infringe the patents of others. Third parties claiming infringement of their proprietary rights could bring legal actions against us claiming damages and seeking to enjoin our use or commercialization of a product or our use of a technology. In particular, patent applications or patents for innovative and broadly applicable technologies, such as our CART technology, are sometimes challenged by third parties as obvious, or as obvious extensions of technologies previously developed by those third parties. We cannot assure you that such claims will not be brought against us in the future. If any actions based on these claims are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to use a technology or to manufacture or market a product, or could be required to cease using those products or technologies. Any claim, with or without merit, could result in costly litigation and divert the efforts and attention of our scientific and management personnel. We cannot assure you that we would prevail in any action or that any license required under any patent would be made available or would be made available on acceptable terms.

     All of our employees are required to enter into and adhere to an employment-confidentiality and invention-assignment agreement, laboratory notebook policy, and invention disclosure protocol, as a condition of employment. Additionally, our employment-confidentiality and invention-assignment agreement requires that our employees do not bring to Arena, or use without proper authorization, any third-party proprietary technology. We also require all of our consultants and collaborators that have access to proprietary property to execute confidentiality and invention rights agreements in our favor before beginning their relationship with us. While such arrangements are intended to enable us to better control the use and disclosure of our proprietary property and provide for our ownership of proprietary technology developed on its behalf, they may not provide us with meaningful protection for such property and technology in the event of unauthorized use or disclosure.


     We have obtained a worldwide license from SSP, except for Japan, to issued and pending patents with claims directed to the chemical composition of T-82, and Aressa has obtained a similar license from SSP to issued and pending patents with claims directed to the chemical composition of SS750. In addition, we have entered into a research agreement with the University of Glasgow to jointly develop screening strategies using our CART-activated GPCRs, combined with techniques claimed in a patent application owned by the University. Under this agreement, we have an option to take an exclusive license to this patent application, as well as techniques that are developed during the course of the research agreement. Although neither we nor Aressa are currently in default under any of these agreements, we cannot assure you that we or Aressa will not default under these agreements in the future. Should such a default occur, our licenses could be terminated and we could lose the right to continue to develop T-82, SS750, or our other products or technologies that are subject to these agreements. The loss of our rights to develop T-82, SS750 or our other licensed products or technologies could harm our business.


COMPETITION

     A major focus of our scientific and business strategy for our CART technology involves orphan GPCRs. Most major pharmaceutical companies, as well as several biotechnology companies, have drug discovery programs based upon GPCRs, including orphan GPCRs. In addition, other companies have attempted to overcome the problems associated with traditional drug screening by embarking upon a variety of alternative strategies. Although some of these approaches are ligand-independent, like CART, we believe that all of these approaches have relied upon indirect measures of receptor activity, which provide a limited possibility of assessing receptor-drug interaction and increase the possibility of false positive results. Several of our existing and potential competitors have substantially greater product development capabilities and financial, scientific and marketing resources than we do. As a result, they may be able to adapt more readily to technological advances than we can, or to devote greater resources than we can to the research, development, marketing and promotion of drug discovery techniques or therapeutic products. Additionally, the technologies being developed by these companies may be more readily accepted or widely used than our CART technology. Our future success will depend in large part on our ability to maintain our competitive position. The biotechnology field is undergoing rapid and significant change and we may not be able to compete successfully with newly emerging technologies.

     We will rely on our collaborators for support of our development programs for our drug candidates and intend to rely on our collaborators for the manufacturing and marketing of these products. Our collaborators may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Generally, our agreements with our collaborators do not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Any of our drug candidates therefore, may be subject to competition with a drug candidate under development by a collaborator.

GOVERNMENT REGULATION

     Our and our collaborators' ongoing drug development activities are subject to the laws and regulations of governmental authorities in the United States and other countries in which these products may be marketed. Specifically, in the United States, the FDA and comparable regulatory agencies in state and local jurisdictions impose substantial requirements on new product research and the clinical development, manufacture and marketing of pharmaceutical products, including testing and clinical trials to establish the safety and effectiveness of these products. Our and our collaborators' drug products will require regulatory approval before commercialization. Governments in other countries have similar requirements for testing, approval and marketing. In the United States, in addition to meeting FDA regulations, we are also subject to other federal, state and local environmental and safety laws and regulations, including regulation of the use and care of laboratory animals.

     We do not plan to commercialize most of our drug candidates by ourselves, but intend to rely on our collaborators to develop and commercialize our drug candidates or those that our collaborators discover through the use of our technology. Before marketing in the United States, any pharmaceutical or therapeutic products developed by us or our collaborators must undergo rigorous pre-clinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA under the federal Food, Drug and Cosmetic Act. The FDA regulates, among other things, the development, testing, manufacture, safety and effectiveness standards, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. The regulatory review and approval process, which includes pre-clinical testing and clinical trials of each product candidate is lengthy, and uncertain. Securing FDA approval requires the submission of extensive pre-clinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and effectiveness. Additional animal studies, other pre-clinical tests or clinical trials that may delay marketing approval may be requested by FDA. The approval process takes many years, requires the expenditure of substantial resources and may involve ongoing requirements for post-marketing studies.

     Before commencing clinical investigations in humans, we or our collaborators must submit an Investigational New Drug application, or IND, to the FDA. We generally intend to rely on our collaborators to file IND applications and direct the regulatory approval process for the products they develop using our CART technology. Clinical trials are typically conducted in three sequential phases, although the phases may overlap or be combined. Phase I represents the initial administration of the drug to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, metabolism, excretion and clinical pharmacology. Phase II involves studies in a relatively small number of patients to assess the effectiveness of the product, to ascertain dose tolerance and the optimal dose range and to gather additional data relating to safety and potential adverse effects. Once a drug is found to have some effectiveness and an acceptable safety profile in the targeted patient population, Phase III studies are initiated to establish safety and effectiveness in an expanded patient population and multiple clinical study sites. The FDA may require further post-marketing studies, referred to as Phase IV studies. The FDA reviews both the clinical plans and the results of the trials and may require that we discontinue the trials at any time if the FDA identifies any significant safety issues. Clinical testing must meet requirements for institutional review board oversight, informed consent, good clinical practices and FDA oversight.

     The length of time necessary to complete clinical trials varies significantly and is difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or those of our collaborators, or may increase the cost of those trials, include, among other factors:

     - lack of effectiveness of the product being tested

     - adverse medical effects or side effects in treated patients

     - slow patient enrollment in the clinical trial

     - inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring the clinical trial

     - delays in approval from a study site's review board

     - longer treatment time required to demonstrate effectiveness or determine the appropriate product dose

     - lack of sufficient supplies of the product candidate

     If pre-clinical and clinical studies are successful, the results, together with other information about the product and its manufacture, are submitted to the FDA in the form of an NDA to request marketing approval. Before receiving FDA approval to market a product, we or our collaborators must demonstrate that the product is safe and effective through clinical trials on the patient population that will be treated. The approval process is likely to require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. Additional animal studies or clinical trials may be requested during the FDA review period that may delay marketing approval. As part of the approval process, each manufacturing facility must be inspected by the FDA. Among the conditions of approval is the requirement that a manufacturer's quality control and manufacturing procedures conform with federally mandated current good manufacturing practices, or GMPs. Manufacturers must expend time, money and effort to ensure compliance with current GMPs and the FDA conducts periodic inspections to certify compliance. Violations may result in restrictions on the product or manufacturer, including costly recalls or withdrawal of the product from the market.

     If regulatory approval of a product is granted by the FDA, this approval will be limited to those specific states and conditions for which the product is useful, as demonstrated through clinical studies. After FDA approval for the initial indications, further clinical trials will be necessary to gain approval for the use of the product for additional indications. Marketing or promoting a drug for an unapproved indication is prohibited. The FDA requires that adverse effects be reported to the FDA and may also require post-marketing testing to monitor for adverse effects, which can involve significant expense. Even after FDA approvals are obtained, a marketed product is subject to continual review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restriction on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Furthermore, failure to obtain reimbursement coverage from governmental or third party insurers may adversely impact our successful commercialization.

     Our access to and use of human or other tissue samples in our research and development efforts are subject to government regulation, both in the United States and abroad. United States and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. If our access to or use of human tissue samples, or our collaborator's use of data derived from such samples, is restricted, our business could suffer. Additionally, if we continue to develop our plant or insect programs, we may become subject to different government regulations relating to agricultural and industrial biotechnology products.

     In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Controlled Substances Act and other present and potential future federal, state or local regulations. Our research and development programs involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and the extent of that liability could exceed our resources.

OUR DATABASE

     We have developed a web-based database that can be used to access relevant information and data generated from our research and development programs. Our database has a number of characteristics which we believe are unique. Our database allows individual users to obtain information on specific GPCR targets, including gene sequence information, data developed by us from GPCR tissue and cellular distribution studies, the results of drug screening and the results of our animal studies. In developing this database, we focused on the magnitude of data that we would generate based upon the number of GPCRs available to us, and the number of chemical compounds that would be screened in our assays. Our database, which is the subject of a pending patent application that we own, has a number of proprietary features that allow us to efficiently organize, store and access these data and information. Using this database, we and our collaborators can search for compounds by structure and assay results, and can search for genes by sequence and tissue or disease expression. One of our collaborators is currently using our database, and we believe our database will be a resource for collaborators who have a specific interest in diseases that affect certain tissues.

EMPLOYEES

     As of June 30, 2000, we employed 85 people, including 71 in research and development and 14 in administration. Twenty-four of our employees hold doctoral degrees and an additional 13 hold other advanced degrees. None of our employees is covered by collective bargaining agreements. We consider our relationship with our employees to be good.

OUR FACILITY

     Our facility is located at 6166 Nancy Ridge Drive, San Diego, California. We currently lease approximately 37,000 square feet of space, of which 23,000 square feet is laboratory space and 14,000 square feet is office space. Our lease has a 15-year term and will expire in 2013. We have entered into a lease for an additional approximately 52,000 square feet of space which we will use primarily for additional laboratory space beginning in early 2001. The term of this lease will also expire in 2013.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors:

                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
Jack Lief(1).................................  54    President, Chief Executive Officer and Director
Dominic P. Behan, Ph.D. .....................  36    Vice President, Research and Director
Derek T. Chalmers, Ph.D. ....................  36    Vice President, Research and Director
Joyce H. Williams............................  55    Vice President, Drug Development
Richard P. Burgoon, Jr. .....................  39    Senior Vice President, Operations, General
                                                     Counsel and Secretary
Robert Hoffman...............................  34    Vice President, Finance
Louis J. Scotti..............................  44    Vice President, Business Development
Elaine Alexander, M.D., Ph.D. ...............  47    Vice President, Experimental and
                                                     Clinical Research
Nigel Beeley, Ph.D. .........................  49    Vice President, Chief Chemical Officer
John P. McAlister, III, Ph.D.(2) ............  51    Director
Michael Steinmetz, Ph.D.(1)(2)...............  52    Director
Stefan Ryser, Ph.D.(1)(2)....................  40    Director

-------------------------
(1) Member of the compensation committee.
(2) Member of the audit committee.

     Jack Lief is a co-founder of Arena and has served as a director and our President and Chief Executive Officer since April 1997. Mr. Lief is also currently serving as a director and President of Aressa and as a director and Chief Executive Officer of ChemNavigator.com. From 1995 until April 1997, Mr. Lief served as an advisor and consultant to numerous biopharmaceutical organizations. From 1989 to 1994, he served as Senior Vice President, Corporate Development and Secretary of Cephalon, Inc. From 1983 to 1989, Mr. Lief served as Director of Business Development and Strategic Planning for Alpha Therapeutic Corporation. Mr. Lief joined Abbott Laboratories in 1972 where he served until 1983, most recently as the head of International Marketing Research. Mr. Lief holds a B.A. from Rutgers University and a M.S. in psychology (experimental and neurobiology) from Lehigh University.

     Dominic P. Behan, Ph.D. is a co-founder of Arena and has served as our Vice President, Research since April 1997 and as a director since April 2000. From 1993 to December 1996, Dr. Behan directed various research programs at Neurocrine Biosciences. From 1990 until 1993, he was engaged in research at the Salk Institute. Dr. Behan holds a Ph.D. in biochemistry from Reading University, England.

     Derek T. Chalmers, Ph.D. is a co-founder of Arena and has served as our Vice President, Research since April 1997 and as a director since April 2000. From 1994 to December 1996, Dr. Chalmers directed various research programs at Neurocrine Biosciences. From 1990 until 1994, he was engaged in research at the University of Michigan. Dr. Chalmers holds a Ph.D. in neuroscience and neuropharmacology from the University of Glasgow, Scotland.

     Joyce H. Williams has served as our Vice President, Drug Development since February 1998. From January 1997 to February 1998, Ms. Williams served as Regulatory Consultant for ProFocus Regulatory Solutions. From 1995 to 1996, she served as Executive Director, Regulatory Affairs at Advanced Sterilization Products, a division of Johnson & Johnson. Ms. Williams has over 20 years of experience in regulatory affairs with pharmaceutical and medical technology firms. Ms. Williams holds a B.A. from Case Western Reserve University and an M.B.A. from Pepperdine University.

     Richard P. Burgoon, Jr. joined Arena in April 1998, most recently serving as our Senior Vice President, Operations, General Counsel and Secretary. Mr. Burgoon is also currently serving as a director and Secretary of Aressa and ChemNavigator.com. From 1997 to 1998, Mr. Burgoon was an attorney for Reed, Smith, Shaw & McClay. From 1994 to 1997, Mr. Burgoon served as Senior Director and Patent Counsel at Cephalon, Inc. From 1992 to 1994, he served as Intellectual Property Counsel to IDEC Pharmaceuticals Corporation. From 1990 to 1992, he served as Staff Attorney at Beckman Instruments, Inc. Mr. Burgoon holds B.S. and B.A. degrees from the University of California, Irvine. He received his J.D. from the Franklin Pierce Law Center.

     Robert Hoffman has served as our Vice President, Finance since April 2000 and served as our controller from August 1997 until April 2000. From 1994 to 1997, he served as assistant controller for Document Sciences Corporation. Mr. Hoffman holds a B.B.A. from St. Bonaventure University in New York and is licensed as a CPA in the state of California.

     Louis J. Scotti has served as our Vice President, Business Development since August 1999. From June 1998 until July 1999, Mr. Scotti served as President and Chief Executive Officer for ProtoMed, Inc. From April 1996 to June 1998, he served as Executive Director of Licensing for Ligand Pharmaceuticals, Inc. From 1986 to 1995, he served in various positions at Reed & Carnrick Pharmaceuticals, most recently as Vice President of Marketing and Business Development. Mr. Scotti holds a B.S.E. in biomedical engineering from the University of Pennsylvania.

     Elaine Alexander, M.D., Ph.D. has served as our Vice President, Experimental and Clinical Research since May 1999. From 1998 to 1999, she served as a consultant to biotechnology companies and the National Institutes of Health. From 1993 to 1997, she served as Director of Experimental and Exploratory Research for Cephalon, Inc. Dr. Alexander holds a Ph.D. and M.D. from the University of California, Los Angeles.

     Nigel Beeley, Ph.D. has served as our Vice President, Chief Chemical Officer since March 1999. From 1994 to 1999, he served as Senior Director of Chemistry for Amylin Pharmaceuticals, Inc. Dr. Beeley holds a Ph.D. in chemistry from the University of Manchester, England.

     John P. McAlister, III, Ph.D. has served as a director on our board since July 1997. Dr. McAlister joined Tripos, Inc. in 1982, and since 1988, has served as President of Tripos, a software company serving the life sciences industry. Dr. McAlister holds a Ph.D. in Biochemistry and X-Ray Crystallography from the University of Wisconsin, Madison. He currently also serves as a director of Tripos.

     Michael Steinmetz, Ph.D. has served as a director on our board since May 1999. Since 1997, he has served as Managing Director for MPM Asset Management LLC, a venture capital firm focusing on investments in the biotechnology industry. From 1991 to 1997, he served as Vice President Preclinical Research and Development of various divisions of F. Hoffmann-La Roche Ltd. Dr. Steinmetz holds a Ph.D. in natural sciences from the University of Munich, Germany. He currently also serves as a director of Caliper Technologies Corp.

     Stefan Ryser, Ph.D. has served as a director on our board since May 1999. Since 1998, Dr. Ryser has served as Chief Executive Officer and as a member and delegate of the board of International Biomedicine Management Partners Inc., a company that manages investments in the biotechnology industry. From January 1989 until December 1997, he held various positions, including Scientific Assistant to the President of Global Research and Development, at F. Hoffmann-La Roche Ltd. Dr. Ryser holds a Ph.D. in molecular biology from the University of Basel, Switzerland. He currently also serves as a director of Genaissance Pharmaceuticals, Inc., Telik, Inc., and Cytokinetics, Inc.

     Except as otherwise provided by our by-laws for filling vacancies on our board of directors, our directors are elected at our annual meeting of stockholders and hold office until their respective successors are elected, or until their earlier resignation or removal.

BOARD COMMITTEES

     We have established a compensation committee and an audit committee. The compensation committee members are Mr. Lief, Dr. Ryser and Dr. Steinmetz. The compensation committee reviews and approves the compensation and benefits for our executive officers, and makes recommendations to the board of directors regarding these matters. Under our 2000 Equity Compensation Plan, the outside directors of our compensation committee will authorize and approve stock option grants and make recommendations to the board of directors regarding these matters.

     The audit committee members are Dr. McAlister, Dr. Ryser and Dr. Steinmetz. The audit committee reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Lief, who is a member of our compensation committee, is also our Chief Executive Officer and serves as a director and Chief Executive Officer of ChemNavigator.com and as a director and President of Aressa.

DIRECTOR COMPENSATION

     Other than expenses in connection with attendance at meetings and other customary expenses, we currently do not compensate any non-employee members of our board of directors. Directors who are also employees do not receive additional compensation for serving as directors.

     Under our 2000 Equity Compensation Plan, non-employee directors will be eligible to receive option grants to purchase shares of our common stock, as determined by the board of directors. Non-employee directors will also be eligible to receive direct stock issuances. You should read the discussion under the section entitled "Compensation plans" for further information regarding our 2000 Equity Compensation Plan.

EXECUTIVE COMPENSATION

     The following tables set forth in summary form information concerning the compensation paid by us during the fiscal year ended December 31, 1999, to our Chief Executive Officer and each of our other four most highly paid executive officers whose salary and bonus for the fiscal year exceeded $100,000 and who served as an executive officer of ours during the fiscal year.

                                                                             LONG TERM
                                                                           COMPENSATION
                                                                       ---------------------
                                                                            SECURITIES
                                                           ANNUAL           UNDERLYING          ALL OTHER
          NAME AND PRINCIPAL POSITION            YEAR   COMPENSATION      OPTIONS/SARS(#)      COMPENSATION
          ---------------------------            ----   ------------   ---------------------   ------------
Jack Lief......................................  1999     $197,600             12,500                 --(1)
  President and Chief Executive Officer
Dominic P. Behan...............................  1999      137,500             12,500             $2,404(2)
  Vice President, Research
Derek T. Chalmers..............................  1999      137,500             12,500              4,807(2)
  Vice President, Research
Richard P. Burgoon, Jr. .......................  1999      156,183             22,500              2,981(1)(2)
  Senior Vice President, Operations and General
  Counsel
Joyce Williams.................................  1999      154,283             10,000                 --
  Vice President, Drug Development

-------------------------
(1) Pursuant to a four year consulting agreement with ChemNavigator.com, Mr. Lief was awarded 200,000 shares of common stock of ChemNavigator.com in May 1999. The shares vest at a rate of 50,000 shares a year beginning in May 2000, provided that Mr. Lief remains employed by us. Pursuant to a four year consulting agreement with ChemNavigator.com, Mr. Burgoon was awarded 175,000 shares of common stock of ChemNavigator.com in May 1999. The shares vest at a rate of 43,750 shares a year beginning in May 2000, provided that Mr. Burgoon remains employed by us.

(2) After their annual anniversary hire date, each of our employees may elect to be paid for unused vacation time in the form of additional salary. In the fiscal year ended December 31, 1999, Dr. Behan and Mr. Burgoon both elected to be paid in the form of additional salary for one week of unused vacation time and Dr. Chalmers elected to be paid in the form of additional salary for two weeks of unused vacation time.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth, as to the named executive officers, information concerning stock options granted during the fiscal year ended December 31, 1999.

     Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term and are not predictive of our future gains, if any. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon an initial public offering price of $16.00, minus the applicable per share exercise price.

                                                   INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                   -------------------------------------------------       VALUE AT ASSUMED
                                    NUMBER OF                                               ANNUAL RATES OF
                                   SECURITIES     PERCENT     EXERCISE                 STOCK PRICE APPRECIATION
                                   UNDERLYING     OF TOTAL      PRICE                       FOR OPTION TERM
                                     OPTIONS      OPTIONS        PER      EXPIRATION   -------------------------
              NAME                   GRANTED      GRANTED       SHARE        DATE          5%            10%
              ----                 -----------   ----------   ---------   ----------   ----------     ----------
Jack Lief........................    12,500         3.4%        $0.60      6/30/08      $318,279       $511,248
Dominic P. Behan.................    12,500         3.4          0.60      6/30/08       318,279        511,248
Derek T. Chalmers................    12,500         3.4          0.60      6/30/08       318,279        511,248
Richard P. Burgoon, Jr...........    22,500         6.0          0.60       4/5/09       572,902        920,247
Joyce H. Williams................    10,000         2.7          0.60       2/8/09       254,623        408,999

     Pursuant to stock option agreements between us and Mr. Lief, Dr. Behan, Dr. Chalmers, Mr. Burgoon and Ms. Williams, each of these individuals is entitled to exercise their options prior to vesting. If they exercise their options prior to vesting, they will receive restricted shares which will vest in accordance with the normal vesting schedule set forth in their stock option agreement and are subject to repurchase by us if they cease to be employed by us.

1999 YEAR-END OPTION VALUES

     The following table sets forth information concerning options to purchase common stock held as of December 31, 1999 by each of the officers named in the summary compensation table that have stock options.

                                                   NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                              UNDERLYING UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS
                                                AS OF DECEMBER 31, 1999(1)      AS OF DECEMBER 31, 1999(2)
                                              ------------------------------   ----------------------------
                    NAME                      EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
                    ----                      -----------   ----------------   -----------    -------------
Jack Lief...................................    28,125           34,375          443,125         539,375
Dominic P. Behan............................    28,125           34,375          443,125         539,375
Derek T. Chalmers...........................    28,125           34,375          443,125         539,375
Richard P. Burgoon, Jr......................        --           52,500               --         820,500
Joyce H. Williams...........................        --           10,000               --         154,000

-------------------------
(1) Pursuant to stock option agreements between us and Mr. Lief, Dr. Behan, Dr. Chalmers, Mr. Burgoon and Ms. Williams, each of these individuals is entitled to exercise his or her options prior to vesting. Therefore, all of the exercisable options are vested, but have not yet been exercised, and all of the unexerciseable options may be exercised, but have not yet vested and will only vest subject to the terms of the stock option agreements.

(2) There was no public trading market for our common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $16.00 per share minus the applicable per share exercise price.

COMPENSATION PLANS

     The purpose of our equity compensation plans is to provide our designated employees, certain consultants and advisors who perform services for us, and non-employee members of our board of directors, with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. Our plans permit the Compensation Committee to select eligible persons to receive awards and to determine the terms and conditions of such awards. The Compensation Committee will also set the vesting schedule and exercise price of the options, provided that the option exercise price may not be less than 85% of the fair market value per share of our common stock on the date of grant. In addition, no participant may be granted incentive stock options that are first exercisable in any one calendar year with fair market value in excess of $100,000. The options and restricted stock granted under our equity compensation plans generally vest ratably over a four-year vesting period from the date of grant and are exercisable up to ten years from the date of grant.

1998 Equity Compensation Plan

     Our 1998 Equity Compensation Plan was adopted by our board of directors in June 1998 and later approved by our stockholders. The aggregate number of shares of our common stock that is available under our 1998 Equity Compensation Plan is 1,500,000. As of June 30, 2000, we had granted incentive stock options and non-qualified stock options to purchase 1,504,025 shares of common stock at a weighted average price of $0.52 per share under the provisions of our 1998 Equity Compensation Plan. As of June 30, 2000, 922,100 of the stock options were exercised, 9,125 were canceled and 40,750 were vested. Pursuant to stock option agreements between us and some optionholders for option grants under this plan, some of our optionholders are entitled to exercise their options prior to vesting. All of the unexercisable options granted under our 1998 Equity Compensation Plan may be exercised immediately, but will vest subject to the terms of the particular stock option agreement. We may seek board approval for the issuance of options to acquire the remaining 5,100 shares available under our 1998 Equity Compensation Plan prior to completion of this offering.

2000 Equity Compensation Plan

     Our 2000 Equity Compensation Plan was adopted by our board of directors in April 2000 and was approved by our stockholders in May 2000. The aggregate number of shares of our common stock that may be issued pursuant to the 2000 Equity Compensation Plan is 2,000,000 shares. As of the date of this prospectus, we have not granted any options under our 2000 Equity Compensation Plan.

401(k) PLAN

     We have established a tax-qualified employee savings and retirement plan, or 401(k) Plan, which our full-time employees may participate in if they choose to do so. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 14% of their annual compensation and the statutorily prescribed limit, which is $10,500 in 2000, and have the amount of such reduction contributed to the 401(k) Plan. The trustees of the 401(k) Plan, at the direction of each participant, invest the contributions to the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan and income earned on the 401(k) Plan contributions are not taxable until withdrawn, and so that the contributions we make will be deductible when made. Employees are eligible to participate in the 401(k) Plan on the first day of their employment. Our matching contributions totaled $149,000 in the year ended December 31, 1999 and $27,000 in the year ended December 31, 1998. Our matching contributions are subject to a five-year vesting schedule.

EMPLOYMENT AGREEMENTS

     Our officers serve at the discretion of our board of directors. We have not entered into any written employment agreements with any of our employees.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

Limitation on liability

     Our certificate of incorporation provides that the liability of our directors will be limited to the fullest extent permitted by Delaware law. Our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty except for:

     - any breach of the duty of loyalty to us or our stockholders

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - liability under Section 174 of the Delaware General Corporation Law

     - any transaction from which the director derived an improper personal benefit

     This limitation of liability does not apply to the responsibility or liability of our directors pursuant to any criminal statute nor does it relieve our directors from payment of taxes pursuant to federal, state or local law.

Indemnification

     Our by-laws provide that we will indemnify our directors and executive officers and may indemnify our other corporate agents, to the fullest extent permitted by Delaware law. Section 145 of the Delaware corporate laws provides a corporation with the power to indemnify any officer or director acting in his capacity as the corporation's representative who was, is or is threatened to be made, a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third-party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if their actions violate a criminal statute or if their actions or failures to act are finally determined by a court to have constituted willful misconduct or recklessness.

     We currently have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Dr. McAlister, a member of our board of directors, is also the Chief Executive Officer and President of Tripos. Tripos is the beneficial owner of approximately 12.8% of our common stock. In 1997, we issued a note payable to Tripos in the principal amount of $755,000, at an annual interest rate of 9.5%, convertible into 755,000 shares of our common stock, and a warrant to purchase 100,000 shares of our common stock at an exercise price of $0.70 per share in connection with an agreement which provides us access to Tripos' chemical library. In June 1997, we issued a total of 245,000 shares of Series A preferred stock to Tripos for an aggregate purchase price of $245,000. In November 1997, Tripos also purchased 480,000 shares of our Series B preferred stock for an aggregate purchase price of $600,000. In 1998, we issued a convertible note payable to Tripos in the principal amount of $1,500,000, at an annual interest rate of 9.5%. The note was converted into 435,840 shares of Series D preferred stock in January 1999. We have also entered into a research collaboration agreement and a software license agreement with Tripos, and we may enter into additional agreements with Tripos for the joint development of drug candidates using CART-activated receptors and Tripos' chemical library. We will share expenses and any proceeds resulting from our collaboration with Tripos and will pay Tripos a fee for services they provide outside of our collaboration.

     Dr. Steinmetz, a member of our board of directors, is also a Managing Director for MPM Asset Management. MPM Asset Management is the beneficial owner of approximately 26.8% of our common stock. In January 1999, entities controlled by MPM Asset Management purchased 2,005,731 shares of our Series D preferred stock for an aggregate purchase price of $7,000,001. In January 2000, entities controlled by MPM Asset Management purchased 1,141,033 shares of our Series E preferred stock for an aggregate purchase price of $4,564,132. In March 2000, entities controlled by MPM Asset Management purchased 865,385 shares of our Series F preferred stock for an aggregate purchase price of $4,500,002. Dr. Steinmetz is the holder of record of 50,000 shares of ChemNavigator.com's Series A preferred stock, 13,296 shares of its Series B preferred stock and holds a warrant to purchase 3,324 shares of common stock of ChemNavigator.com, for which he paid an aggregate purchase price of $80,315.

     Dr. Ryser, a member of our board of directors, is also a member and delegate of the board of International Biomedicine Management Partners, Inc. International Biomedicine Management Partners is the beneficial owner of 12.9% of our common stock. In January 1999, International BM Biomedicine Holdings, Inc. purchased 1,432,665 shares of our Series D preferred stock for an aggregate purchase price of $5,000,001. In January 2000, International BM Biomedicine Holdings also purchased 500,000 shares of our Series E preferred stock for an aggregate purchase price of $2,000,000.

     Dr. Michael E. Lewis, one of our co-founders, is a principal in BioDiligence Partners, Inc. We paid BioDiligence Partners $120,000 during 1999 and $42,500 for the first three months of 2000, for consulting services rendered. We did not pay any cash compensation directly to Dr. Lewis in 1999 or during the first three months of 2000.

     In April 2000, Mr. Scotti, our Vice President, Business Development, purchased 10,000 shares of our Series G preferred stock for an aggregate purchase price of $73,000.

     Mr. Lief, our President and Chief Executive Officer, is also the President of Aressa, the Chief Executive Officer of ChemNavigator.com, and a member of the board of directors of Aressa and of

ChemNavigator.com. In November 1997, Mr. Lief purchased 28,000 shares of our Series B preferred stock for an aggregate purchase price of $35,000. Mr. Lief has entered into a four-year service agreement with ChemNavigator.com in which he agrees to provide up to 200 hours of service per year. As compensation for his services he has received 200,000 shares of common stock of ChemNavigator.com, which vest over a period of four years, subject to Mr. Lief remaining in our employ.

     Mr. Burgoon, our Senior Vice President, Operations, General Counsel and Secretary, is also the Secretary of Aressa and ChemNavigator.com, and is a member of the board of directors of Aressa and of ChemNavigator.com. Mr. Burgoon has entered into a four-year service agreement with ChemNavigator.com in which he agrees to provide up to 200 hours of service per year. As compensation for his services he has received 175,000 shares of common stock of ChemNavigator.com, which vest over a period of four years, subject to Mr. Burgoon remaining in our employ.

     Mr. Hoffman, our Vice President, Finance, has entered into a four-year service agreement with ChemNavigator.com in which he agrees to provide up to 200 hours of service per year. As compensation for his services he has received 100,000 shares of common stock of ChemNavigator.com, which vest over a period of four years, subject to Mr. Hoffman remaining in our employ.

     In addition, Dr. Beeley, our Vice President, Chief Chemical Officer, and some of our other employees have provided consulting services to ChemNavigator.com and have received options to purchase shares of common stock of ChemNavigator.com as compensation for services rendered. Other than as set forth above, we do not expect our employees to provide significant services to ChemNavigator.com. We also sublease office space to ChemNavigator.com at a fair market rate.

     We were formed in 1997. In June 1997, we issued 1,000,000 shares of common stock to our founders at a price of $0.0001 per share for a total cash consideration of $100. Our founders include Mr. Lief, who received 225,000 shares, Dr. Behan, who received 250,000 shares, Dr. Chalmers, who received 250,000 shares, and Dr. Lewis, who received 225,000 shares.

     We believe that all of the transactions described above were made and are on terms no less favorable to us than those that could be obtained from independent third parties in arms-length negotiations.

                             PRINCIPAL STOCKHOLDERS


     The following table provides information regarding beneficial ownership of our common stock before this offering and as adjusted to reflect the sale of the 6,000,000 shares of common stock offered hereby, by:


     - each person, group or entity who beneficially owns more than 5% of our stock

     - each of our directors

     - each of our named executive officers

     - all of our executive officers and directors as a group


     The following table reflects as outstanding the number of shares of our common stock outstanding as of March 31, 2000, the automatic conversion of all outstanding shares of our preferred stock, including Series G preferred stock, into 12,698,578 shares of common stock, the issuance of 310,875 shares of our common stock issued upon exercise of options between April 1 and June 30, 2000 and the issuance of 393,419 shares of our common stock upon the exercise of all but one of our outstanding warrants upon the closing of this offering. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest.



                                                                                      PERCENTAGE OF
                                                                                    OUTSTANDING SHARES
                                                              NUMBER OF SHARES     --------------------
                                                              OF COMMON STOCK       BEFORE      AFTER
                           NAME                              BENEFICIALLY OWNED    OFFERING    OFFERING
                           ----                              ------------------    --------    --------
MPM Asset Management(1)....................................      4,012,149           26.8%       19.1%
International BM Biomedicine Holdings, Inc.(2).............      1,932,665           12.9         9.2
Tripos, Inc.(3)............................................      2,015,840           12.8         9.3
Eaton Vance Worldwide Health Sciences Fund(4)..............        832,018            5.5         4.0
Jack Lief(5)...............................................        415,500            2.8         2.0
Dominic P. Behan(6)........................................        412,500            2.7         2.0
Derek T. Chalmers(7).......................................        412,500            2.7         2.0
Richard P. Burgoon, Jr.(8).................................        112,500              *           *
Joyce Williams(9)..........................................         60,000              *           *
Michael Steinmetz(1).......................................      4,012,149           26.8        19.1
Stefan Ryser(2)............................................      1,932,665           12.9         9.2
John P. McAlister, III(3)..................................      2,015,840           12.8         9.3
All directors and executive officers as a group(10) (12
  persons).................................................      9,563,654           59.6%       43.4%


-------------------------
 *  Less than one percent.

(1) Reflects 3,473,112 shares held of record by BB Bioventures, Limited Partnership, 497,310 shares held of record by MPM Bioventures Parallel Fund, L.P., and 41,727 shares held of record by the MPM Asset Management Investors 1999 LLC. Dr. Steinmetz is the Managing Director of MPM Asset Management, which is the fund manager of each of BB Bioventures, MPM Bioventures Parallel Fund and MPM Asset Management Investors. The address of MPM Asset Management is One Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. Dr. Steinmetz disclaims beneficial ownership of shares in which he does not have a pecuniary interest. Dr. Steinmetz is the holder of record of 50,000 shares of ChemNavigator.com's Series A preferred stock, 13,296 shares of its Series B preferred stock and holds a warrant to purchase 3,324 shares of the common stock of ChemNavigator.com.

 (2) Reflects shares owned by International BM Biomedicine Holdings, Inc. Dr. Ryser is a member and delegate of the board of International Biomedicine Management Partners, Inc., a company that manages investments on behalf of International BM Biomedicine Holdings. Dr. Ryser disclaim beneficial ownership of shares in which he does not have a pecuniary interest. The address for International BM Biomedicine Holdings is House of Commerce, Aeschenplatz, P.O. Box 136, CH-4010, Basel, Switzerland.

 (3) Includes 755,000 shares that may be acquired upon the conversion of a convertible note. Dr. McAlister is the President and a director of Tripos. The address for Tripos is 1699 South Hanlev Road, St. Louis, Missouri 63144. Dr. McAlister disclaims beneficial ownership of shares in which he does not have a pecuniary interest.

 (4) The address for Eaton Vance Worldwide Health Sciences Fund is 767 Third Avenue, 8th Floor, New York, New York 10017.

 (5) Includes 134,375 shares that were issued to Mr. Lief upon the exercise of unvested stock options. Shares issued upon the exercise of unvested stock options will vest over the four-year term of the underlying stock option agreement, subject to repurchase by us if Mr. Lief leaves our employ. Mr. Lief also owns 200,000 shares of the common stock of ChemNavigator.com, subject to repurchase by ChemNavigator.com if Mr. Lief is no longer employed by us.

 (6) Includes 112,500 shares issuable upon the exercise of stock options. Includes 25,000 shares that were issued to Dr. Behan upon the exercise of unvested stock options. Shares issued upon the exercise of unvested stock options will vest over the four-year term of the underlying stock option agreement, subject to repurchase by us if Dr. Behan is no longer employed by us.

 (7) Includes 112,500 shares issuable upon the exercise of stock options. Includes 25,000 shares that were issued to Dr. Chalmers upon the exercise of unvested stock options. Shares issued upon the exercise of unvested stock options will vest over the four-year term of the underlying stock option agreement, subject to repurchase if Dr. Chalmers is no longer employed by us.

 (8) Includes 48,750 shares issuable upon the exercise of stock options. Includes 38,125 shares that were issued to Mr. Burgoon upon the exercise of unvested stock options. Shares issued upon the exercise of unvested stock options will vest over the four-year term of the underlying stock option agreement, subject to repurchase by us if Mr. Burgoon leaves our employ. Mr. Burgoon also owns 175,000 shares of the common stock of ChemNavigator.com, subject to repurchase by ChemNavigator.com if Mr. Burgoon is no longer employed by us.

 (9) Includes 37,500 shares that were issued to Ms. Williams upon the exercise of unvested stock options. Shares issued upon the exercise of unvested stock options will vest over the four-year term of the underlying stock option agreement, subject to repurchase by us if Ms. Williams is no longer employed by us.

(10) Includes 755,000 shares that may be acquired upon the conversion of a convertible note and 293,750 shares issuable upon the exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     Our authorized capital stock as of March 31, 2000 consisted of 35,000,000 shares of common stock and 17,608,593 shares of preferred stock, and as of this date, there were 1,593,725 shares of common stock and 11,375,432 shares of preferred stock outstanding. Between April 1 and June 30, 2000, we issued an aggregate of 310,875 shares of our common stock pursuant to the exercise of outstanding options. As of June 30, 2000, we had 66 stockholders of record of our common stock and 134 stockholders of record of our preferred stock. On April 17, 2000, we issued an aggregate of 1,323,146 shares of Series G preferred stock to various existing stockholders and to 34 additional stockholders of record.


     Upon the closing of this offering:

     - our certificate of incorporation will be amended and restated to provide for a total of 75,000,000 shares of authorized capital stock, consisting of 67,500,000 shares of common stock, par value $0.0001, and 7,500,000 shares of preferred stock, par value $0.0001


     - all but one of our outstanding warrants will be exercised, resulting in the issuance of 393,419 shares of common stock; we have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering


     - all 12,698,578 outstanding shares of our preferred stock will convert into common stock


As a result, after giving effect to the sale of the common stock in this offering, we will have a total of 20,996,597 shares of common stock and no shares of preferred stock outstanding, assuming that the underwriters do not exercise their over-allotment option.


COMMON STOCK

Voting:

     - one vote for each share held of record on all matters submitted to a vote of our stockholders

     - no cumulative voting rights

     - election of directors by plurality of votes cast

     - all other matters by majority of votes cast

Dividends:

     - subject to preferential dividend rights of outstanding preferred stock, if any

     - common stockholders are entitled to receive ratably declared dividends

     - our board of directors may only declare dividends out of legally available funds

Additional Rights:

     - subject to the preferential liquidation rights of outstanding shares of preferred stock, if any, common stockholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up

     - no preemptive rights

     - no subscription rights

     - no redemption rights

     - no sinking fund rights

     - no conversion rights

     The rights and preferences of common stockholders, including the right to elect directors, are subject to the rights of any series of preferred stock we may issue in the future.

PREFERRED STOCK

     After completion of this offering, our amended and restated certificate of incorporation will provide that we may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to limitations prescribed by law, up to an aggregate of 7,500,000 shares of preferred stock. The preferred stock may be issued in one or more series. With respect to any series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control.

     Prior to this offering, we had issued and outstanding 12,698,578 shares of preferred stock. Upon the completion of this offering, all of our outstanding shares of preferred stock will automatically convert into 12,698,578 shares of common stock.

WARRANTS AND CONVERTIBLE NOTE

     Prior to this offering, we had issued and outstanding warrants to purchase:

     - 100,000 shares of common stock at an exercise price of $0.70 per share

     - 13,333 shares of common stock at an exercise price of $5.75 per share

     - 280,086 shares of common stock at an exercise price of $3.49 per share

     - 18,000 shares of common stock at an exercise price of $3.49 per share


     All but one of the warrants will be exercised at the closing of this offering. We have received written binding elections from the holders of these warrants to exercise their warrants prior to the closing of this offering. The warrant to purchase 18,000 shares of common stock, with an exercise price of $3.49 per share, will remain outstanding after the closing of this offering. If this warrant is not exercised by April 26, 2006, subject to the market price of our common stock, the warrant holder has the option to require us to purchase the warrant at a price of $12.00 per share or we have the option to repurchase the warrant from the holder at a price of $20.00 per share.


     We will also have outstanding a convertible note issued to Tripos in the principal amount of $755,000, convertible into 755,000 shares of common stock.

REGISTRATION RIGHTS

     Following completion of this offering, holders of 11,004,739 shares of common stock, including common stock issuable upon conversion of our outstanding note and the exercise of our outstanding warrant, will have the right to have their shares registered under the Securities Act of 1933. These rights are provided under the terms of three separate agreements between us and the holders of these shares. Under these agreements, the holders of these shares have the right, subject to specific conditions, to require us to file up to six registration statements on their behalf and, when we become eligible to use Form S-3 under the Securities Act, to require us to file up to ten additional registration statements on Form S-3 on their behalf, for a total of up to 16 registration statements. The holders of these securities are also entitled to require us to include their common stock in future registration statements we file under the Securities Act of 1933.

     Once a holder can sell all of his shares under Rule 144 of the Securities Act during any 90 day period, the holder cannot require us to register his shares under these agreements. Additionally, any remaining registration rights terminate six years after the closing of this offering. Registration of shares of common stock pursuant to the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration and may adversely affect our stock price. We expect that the holders of substantially all of these securities will enter into lock-up agreements with the underwriters preventing them from selling or transferring their shares for 180 days after this offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW

     Our certificate of incorporation provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. Further, our board may determine the terms, conditions, rights, privileges and preferences of the preferred stock. Our board is required to exercise its business judgment when making such determinations. Our board's use of its discretion to issue preferred stock may inhibit the ability of third parties to acquire us. Additionally, our board may issue the preferred stock in an attempt to dilute the common stock held by entities seeking to obtain control of us. Some of the rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. Our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may also have the effect of discouraging, delaying or making it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock.

     After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to us. Section 203 of the Delaware General Corporation Law generally prohibits certain business combinations between a Delaware corporation and an "interested stockholder." An interested stockholder is generally defined as a person who beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation, or is an affiliate or associate of a person who meets these criteria. The statute broadly defines business combinations to include:

     - mergers

     - consolidations

     - sales or other dispositions of assets having an aggregate value equal to, or in excess of 10% of the aggregate market value of, the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation

     - certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation

     The statute prohibits any such business combination for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless:

     - the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder

     - the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder

     - the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder

     The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203's restrictions if the corporation's stockholders vote to approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. In addition, the restrictions contained in Section 203 are not applicable to any of our existing stockholders. We have not and do not currently intend to "elect out" of the application of Section 203 of the Delaware General Corporation Law.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Security Transfer & Trust, Inc.

NATIONAL MARKET LISTING

     We applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ARNA."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 20,996,597 shares of common stock outstanding. This number is based upon 14,996,597 shares outstanding as of March 31, 2000, after giving effect to the issuance of 1,323,146 shares of Series G preferred stock, the conversion of all of our outstanding preferred stock into 12,698,578 shares of common stock, the issuance of 310,875 shares of our common stock upon the exercise of options between April 1 and June 30, 2000 and the exercise of all but one of our outstanding warrants into 393,419 shares of common stock. Of these shares, the shares of common stock offered hereby will be freely tradeable without restriction unless these shares are held by affiliates as defined in Rule 144(a) under the Securities Act of 1933. The remaining 14,996,597 shares of common stock to be outstanding after this offering will be restricted shares under the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. We will also have outstanding a note convertible into 755,000 shares of common stock, a warrant exercisable for 18,000 shares of common stock and options outstanding to purchase 572,800 shares of common stock. Upon conversion of the note and exercise of the warrant and these options, we would have an additional 1,345,800 shares of common stock outstanding which may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule
144. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will become available for sale in the public market.


     In general, under Rule 144, an affiliate of ours, or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell that number of shares in any three-month period that does not exceed:


     - the greater of one percent of the then outstanding shares of our common stock, which will be approximately 210,000 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or


     - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC

     Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

     Each of our officers and directors, substantially all of our stockholders, and holders of options and warrants to purchase our stock, and the holder of our convertible note, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants or the conversion of a note held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.

     We have entered into a similar agreement with the underwriters, except that we may grant options and sell shares pursuant to our 2000 Equity Compensation Plan without such consent. There are presently no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     We intend to file a registration statement on Form S-8 under the Securities Act within 90 days after the date of this prospectus, to register shares issued under our equity compensation plans in connection with stock option exercises. Under our 1998 Equity Compensation Plan, options to purchase

1,494,900 shares of common stock have been issued, and under our 2000 Equity Compensation Plan, options to purchase up to 2,000,000 shares of common stock may be issued. Therefore, after the effective date of the Form S-8 up to 2,572,800 shares of common stock will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements. We have also granted registration rights to a number of our existing stockholders, as well as to the holders of our warrants and our convertible note, which entitle these persons to require us to file additional registration statements to register the shares of our common stock that they hold, or could receive upon the exercise of their warrant or the conversion of their note. We could be required to file up to an additional 16 registration statements for some of our current stockholders.

     Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock or the availability of such shares for sale could adversely affect prevailing market prices of our common stock and our ability to raise additional capital. You should read the discussion under the heading entitled "Risk Factors -- Future sales of our common stock could cause the market price of our common stock to decline" for further information about the effect future sales could have on the market price of our common stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters, for whom ING Barings LLC, Prudential Securities Incorporated and SG Cowen Securities Corporation are acting as representatives, have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
ING Barings LLC.............................................
Prudential Securities Incorporated..........................
SG Cowen Securities Corporation.............................
                                                                 ---------
  Total.....................................................     6,000,000
                                                                 =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of the shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
some dealers at a price that represents a concession not in excess of $     per
share under the public offering price. The underwriters may allow, and these
dealers may allow, a concession of not more than $     per share to brokers or
other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives.


     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 6,000,000, and we will be obligated, pursuant to this option, to sell these shares to the underwriters to the extent this option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 6,000,000 shares are being offered.


     The following table shows the fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                                            TOTAL FEES
                                                                    ---------------------------
                                                    FEE PER SHARE   NO EXERCISE   FULL EXERCISE
                                                    -------------   -----------   -------------
Payable by us.....................................      $           $              $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,200,000.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     The representatives of the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     In January 1999, ING Barings acted as our placement agent in connection with the private placement of our Series D preferred stock for which it received customary compensation, including a warrant to purchase shares of our common stock, and reimbursement of expenses. Upon the exercise of this warrant and the conversion of our preferred stock held by an individual associated with ING Barings into common stock upon the closing of this offering, ING Barings and this individual will own an aggregate of 302,762 shares of our common stock. Under the NASD's Conduct Rules, this individual's shares of our Series F and G preferred stock could be deemed to be underwriting compensation received in connection with this offering. Accordingly, this individual has agreed, for a period of one year, not to sell, transfer, assign, pledge or hypothecate the shares of our common stock that this individual will receive upon conversion of this preferred stock, other than to any NASD member participating in this offering or an officer or partner of that NASD member. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of our business.


     In connection with the offering, ING Barings, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when ING Barings, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     At our request, the underwriters have reserved for sale, at the initial public offering price, approximately 7% of the shares to be sold in this offering for our directors, employees, their family members and other third parties with whom we have a business relationship. Our senior management will determine whether or not a person with whom we have a business relationship will be included in the program. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.


     We and each of our officers and directors, substantially all of our stockholders, and holders of options and warrants to purchase our stock, and the holder of our convertible note, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants or the conversion of a note held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.

     Additionally, we may grant options and sell shares pursuant to our 2000 Equity Compensation Plan without such consent.

     Shares may be made available via the Internet to customers of one or more underwriters participating in this offering, including Prudential Securities Incorporated which facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. If any underwriter uses the Internet to make offers and sales, a copy of our preliminary prospectus in electronic format will be made available on a website maintained by the underwriter or pursuant to a hosting arrangement entered into by the underwriter with a third party.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price will be:

     - prevailing market conditions

     - our results of operations in recent periods

     - the present stage of our development

     - assessment of our management

     - the market capitalization and stage of development of other companies that we and the underwriters believe to be comparable to our business

     - estimates of our business potential

                                 LEGAL MATTERS

     Morgan, Lewis & Bockius LLP, Los Angeles, California will provide us with an opinion relating to the validity of the common stock issued in this offering. The validity of the shares of common stock issued in this offering will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS

     The audited financial statements included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as described in their report. We have included our financial statements in this prospectus in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information regarding us and our common stock, you should read the registration statement and the related exhibits and schedules. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the SEC's website referred to above.

                          ARENA PHARMACEUTICALS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Deficit.........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Arena Pharmaceuticals, Inc.

     We have audited the accompanying balance sheets of Arena Pharmaceuticals, Inc. (a development stage company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficit and cash flows for the period from April 14, 1997 (inception) through December 31, 1997, and the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arena Pharmaceuticals, Inc. (a development stage company) at December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from April 14, 1997 (inception) through December 31, 1997, and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP


San Diego, California


May 29, 2000, except for the last paragraph of


  Note 10, as to which the date is July 25, 2000

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                              DECEMBER 31,                           EQUITY AT
                                                       --------------------------    MARCH 31,       MARCH 31,
                                                          1998           1999           2000           2000
                                                       -----------   ------------   ------------   -------------
                                                                                    (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $   194,243   $  5,401,508   $ 27,547,339
  Prepaid expenses...................................       61,981        172,052        158,926
                                                       -----------   ------------   ------------
         Total current assets........................      256,224      5,573,560     27,706,265
Property and equipment, net..........................    1,165,640      2,773,382      2,848,667
Deposits.............................................          560         98,943          8,061
Deferred financing costs.............................      150,711             --         57,984
Restricted cash......................................       79,955         79,955         79,955
                                                       -----------   ------------   ------------
         Total assets................................  $ 1,653,090   $  8,525,840   $ 30,700,932
                                                       ===========   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable and accrued expenses..............  $   242,219   $    866,414   $    511,896
  Current portion of convertible note payable to
    related party....................................    1,137,172             --             --
  Current portion of obligations under capital
    leases...........................................       25,130        355,119        387,753
                                                       -----------   ------------   ------------
         Total current liabilities...................    1,404,521      1,221,533        899,649
Convertible note payable to related party, less
  current portion....................................      862,587        934,312        952,244
Obligations under capital leases, less current
  portion............................................      108,198      1,224,472      1,125,583
Deferred rent........................................      747,424        793,123        806,296
Commitments
Prepaid financing proceeds...........................           --             --      4,514,260
Redeemable convertible preferred stock, $.0001 par
  value: 7,792,533 shares authorized at December 31,
  1998 and 1999, 17,608,593 shares authorized at
  March 31, 2000; 2,037,533, 6,908,593 and 11,375,432
  shares issued and outstanding at December 31, 1998
  and 1999, and March 31, 2000, respectively;
  7,500,000 shares authorized, no shares issued and
  outstanding pro forma (unaudited)..................    2,598,643     18,251,949     38,797,410   $         --
Stockholders' equity (deficit):
  Common stock, $.0001 par value: 25,000,000 shares
    authorized at December 31, 1998 and 1999,
    35,000,000 shares authorized at March 31, 2000;
    1,043,500, 1,116,375, and 1,593,725 shares issued
    and outstanding at December 31, 1998 and 1999,
    and March 31, 2000, respectively; 67,500,000
    shares authorized, 12,969,157 shares issued and
    outstanding pro forma (unaudited)................          104            111            159          1,297
  Additional paid-in capital.........................       22,696      1,055,328      7,107,750     45,904,022
  Deferred compensation..............................           --       (625,955)    (6,051,186)    (6,051,186)
  Deficit accumulated during the development stage...   (4,091,083)   (14,329,033)   (17,451,233)   (17,451,233)
                                                       -----------   ------------   ------------   ------------
         Total stockholders' equity (deficit)........   (4,068,283)   (13,899,549)   (16,394,510)  $ 22,402,900
                                                       -----------   ------------   ------------   ============
         Total liabilities and stockholders' equity
           (deficit).................................  $ 1,653,090   $  8,525,840   $ 30,700,932
                                                       ===========   ============   ============

                            See accompanying notes.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                              PERIOD FROM                                                                PERIOD FROM
                             APRIL 14, 1997                                                             APRIL 14, 1997
                              (INCEPTION)                                      THREE MONTHS ENDED        (INCEPTION)
                                THROUGH        YEAR ENDED DECEMBER 31,             MARCH 31,               THROUGH
                              DECEMBER 31,    --------------------------   --------------------------     MARCH 31,
                                  1997           1998           1999          1999           2000            2000
                             --------------   -----------   ------------   -----------   ------------   --------------
                                                                           (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
Operating expenses:
  Research and
    development.............   $ 447,038      $ 2,615,526   $  8,336,483   $ 1,776,650   $  2,399,358    $ 13,798,405
  General and
    administrative..........     234,614          728,806      1,814,023       304,396        423,828       3,201,271
  Amortization of deferred
    compensation ($264,419,
    $285,398, and $549,817
    related to research and
    development expenses and
    $113,690, $124,081 and
    $237,771 related to
    general and
    administrative expenses
    for the year ended
    December 31, 1999, for
    the three months ended
    March 31, 2000 and for
    the period from April
    14, 1997 (inception)
    through March 31, 2000,
    respectively)...........          --               --        378,109            --        409,479         787,588
                               ---------      -----------   ------------   -----------   ------------    ------------
    Total operating
      expenses..............     681,652        3,344,332     10,528,615     2,081,046      3,232,665      17,787,264
Interest income.............      22,750           42,266        446,848       113,925        157,461         669,325
Interest expense............     (35,863)         (94,252)      (165,603)      (31,114)       (59,579)       (355,297)
Other income................          --               --          9,420            --         12,583          22,003
                               ---------      -----------   ------------   -----------   ------------    ------------
Net loss....................    (694,765)      (3,396,318)   (10,237,950)   (1,998,235)    (3,122,200)    (17,451,233)
Non-cash preferred stock
  charge....................          --               --             --            --    (14,187,563)    (14,187,563)
                               ---------      -----------   ------------   -----------   ------------    ------------
Net loss applicable to
  common stockholders.......   $(694,765)     $(3,396,318)  $(10,237,950)  $(1,998,235)  $(17,309,763)   $(31,638,796)
                               =========      ===========   ============   ===========   ============    ============
Historical net loss per
  share, basic and
  diluted...................   $   (0.73)     $     (3.51)  $     (10.05)  $     (2.03)  $     (15.92)
                               =========      ===========   ============   ===========   ============
Shares used in calculating
  historical net loss per
  share, basic and
  diluted...................     955,000          966,799      1,018,359       984,583      1,086,988
                               =========      ===========   ============   ===========   ============
Pro forma net loss per
  share.....................                                $      (1.29)                $      (1.76)
                                                            ============                 ============
Shares used in calculating
  pro forma net loss per
  share.....................                                   7,926,952                    9,827,102
                                                            ============                 ============

                            See accompanying notes.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                                   DEFICIT
                                                                                                 ACCUMULATED
                                               COMMON STOCK        ADDITIONAL                     DURING THE          TOTAL
                                            -------------------     PAID-IN        DEFERRED      DEVELOPMENT      STOCKHOLDERS'
                                             SHARES      AMOUNT     CAPITAL      COMPENSATION       STAGE        EQUITY (DEFICIT)
                                            ---------    ------    ----------    ------------    ------------    ----------------
  Issuance of Common Stock at $.0001 per
    share to founders for cash............  1,000,000     $100     $       --    $        --     $         --      $        100
  Net loss................................         --       --             --             --         (694,765)         (694,765)
                                            ---------     ----     ----------    -----------     ------------      ------------
Balance at December 31, 1997..............  1,000,000      100             --             --         (694,765)         (694,665)
  Issuance of common stock warrants in
    connection with technology
    agreement.............................         --       --         14,000             --               --            14,000
  Issuance of Common Stock upon exercise
    of options............................     43,500        4          8,696             --               --             8,700
  Net loss................................         --       --             --             --       (3,396,318)       (3,396,318)
                                            ---------     ----     ----------    -----------     ------------      ------------
Balance at December 31, 1998..............  1,043,500      104         22,696             --       (4,091,083)       (4,068,283)
  Issuance of Common Stock upon exercise
    of options............................     72,875        7         28,568             --               --            28,575
  Deferred compensation related to stock
    options...............................         --       --      1,004,064     (1,004,064)              --                --
  Amortization of deferred compensation...         --       --             --        378,109               --           378,109
  Net loss................................         --       --             --             --      (10,237,950)      (10,237,950)
                                            ---------     ----     ----------    -----------     ------------      ------------
Balance at December 31, 1999..............  1,116,375      111      1,055,328       (625,955)     (14,329,033)      (13,899,549)
  Issuance of Common Stock upon exercise
    of options (unaudited)................    477,350       48        217,712             --               --           217,760
  Deferred compensation related to stock
    options (unaudited)...................         --       --      5,834,710     (5,834,710)              --                --
  Amortization of deferred compensation
    (unaudited)...........................         --       --             --        409,479               --           409,479
  Net loss (unaudited)....................         --       --             --             --       (3,122,200)       (3,122,200)
                                            ---------     ----     ----------    -----------     ------------      ------------
Balance at March 31, 2000 (unaudited).....  1,593,725     $159     $7,107,750    $(6,051,186)    $(17,451,233)     $(16,394,510)
                                            =========     ====     ==========    ===========     ============      ============

                            See accompanying notes.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                   PERIOD FROM                                                                    PERIOD FROM
                                 APRIL 14, 1997                                      THREE MONTHS ENDED         APRIL 14, 1997
                               (INCEPTION) THROUGH    YEAR ENDED DECEMBER 31,             MARCH 31,           (INCEPTION) THROUGH
                                  DECEMBER 31,       --------------------------   -------------------------        MARCH 31,
                                      1997              1998           1999          1999          2000              2000
                               -------------------   -----------   ------------   -----------   -----------   -------------------
                                                                                  (UNAUDITED)   (UNAUDITED)       (UNAUDITED)
OPERATING ACTIVITIES
Net loss.....................      $ (694,765)       $(3,396,318)  $(10,237,950)  $(1,998,235)  $(3,122,200)     $(17,451,233)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
    Depreciation and
      amortization...........          17,786            171,942        399,278       56,966        165,963           754,969
    Amortization of deferred
      compensation...........              --                 --        378,109           --        409,479           787,588
    Interest accrued on notes
      payable to related
      party..................          35,863             83,896         80,635       26,842         17,932           218,326
    Warrants issued in
      connection with
      technology agreement...              --             14,000             --           --             --            14,000
    Deferred rent............              --            747,424         45,699       12,380         13,173           806,296
    Deferred financing
      costs..................              --           (150,711)       150,711      150,711        (57,984)          (57,984)
    Change in operating
      assets and liabilities:
      Prepaid expenses.......         (43,188)           (18,793)      (110,071)     (38,589)        13,126          (158,926)
      Accounts payable and
        accrued expenses.....         132,049            110,170        624,195      697,612       (354,518)          511,896
                                   ----------        -----------   ------------   -----------   -----------      ------------
      Net cash used in
        operating
        activities...........        (552,255)        (2,438,390)    (8,669,394)  (1,092,313)    (2,915,029)      (14,575,068)
INVESTING ACTIVITIES
  Purchases of property and
    equipment................        (796,435)          (558,933)    (2,007,020)    (250,874)      (241,248)       (3,603,636)
  Deposits and restricted
    cash.....................         (46,344)           (34,171)       (98,383)         560         90,882           (88,016)
                                   ----------        -----------   ------------   -----------   -----------      ------------
      Net cash used in
        investing
        activities...........        (842,779)          (593,104)    (2,105,403)    (250,314)      (150,366)       (3,691,652)
FINANCING ACTIVITIES
  Advances under capital
    lease obligations........              --            148,299      1,562,690           --        129,207         1,840,196
  Principal payments on
    capital leases...........              --            (14,971)      (116,427)      (6,020)      (195,462)         (326,860)
  Prepaid financing
    proceeds.................              --                 --             --           --      4,514,260         4,514,260
  Proceeds from issuance of
    redeemable preferred
    stock....................       2,193,356            405,287     14,132,224   14,136,586     20,545,461        37,276,328
  Proceeds from issuance of
    common stock.............             100              8,700         28,575          825        217,760           255,135
  Proceeds from convertible
    note payable to related
    party....................         755,000          1,125,000        375,000      375,000             --         2,255,000
                                   ----------        -----------   ------------   -----------   -----------      ------------
      Net cash provided by
        financing
        activities...........       2,948,456          1,672,315     15,982,062   14,506,391     25,211,226        45,814,059
                                   ----------        -----------   ------------   -----------   -----------      ------------
  Net increase (decrease) in
    cash and cash
    equivalents..............       1,553,422         (1,359,179)     5,207,265   13,163,764     22,145,831        27,547,339
  Cash and cash equivalents
    at beginning of period...              --          1,553,422        194,243      194,243      5,401,508                --
                                   ----------        -----------   ------------   -----------   -----------      ------------
  Cash and cash equivalents
    at end of period.........      $1,553,422        $   194,243   $  5,401,508   $13,358,007   $27,547,339      $ 27,547,339
                                   ==========        ===========   ============   ===========   ===========      ============
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Interest paid..............      $       --        $    10,356   $     84,968   $    4,272    $    41,648      $    136,972
                                   ==========        ===========   ============   ===========   ===========      ============
  Conversion of convertible
    note to related party
    into redeemable preferred
    stock....................      $       --        $        --   $  1,521,082   $1,521,082    $        --      $  1,521,082
                                   ==========        ===========   ============   ===========   ===========      ============

                            See accompanying notes.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     Arena Pharmaceuticals, Inc. (the "Company") was incorporated on April 14, 1997 and commenced operations in July 1997. The Company has developed a broadly applicable platform technology that is used to identify drug candidates in a more efficient manner than traditional drug discovery approaches. The Company has generated limited revenues from operations and is classified as a development stage company.

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly owned subsidiary, Aressa Pharmaceuticals, Inc. ("Aressa"). All intercompany accounts and transactions have been eliminated. During 1999, Aressa had no operating activities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The financial information as of March 31, 2000, for three months ended March 31, 1999 and 2000, and for the period from April 14, 1997 (inception) through March 31, 2000 is unaudited and includes all adjustments, consisting only of normal recurring adjustments, that the Company's management considers necessary for a fair presentation of the Company's operating results and cash flows for such periods. Results for the three month period ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year of 2000 or any future period.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and investments with original maturities of less than three months when purchased.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, are carried at cost. With the exception of the convertible note, management believes these carrying costs approximate fair value because of the short-term maturity of these instruments. The convertible note payable and related accrued interest is not scheduled to be repaid until June 2002. However, the Company anticipates that the note holder will convert the note into 755,000 shares of common stock (with a fair value of $12,080,000 at an initial offering price of $16.00 per share) before the note is due and payable.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

DEFERRED FINANCING COSTS

     Costs incurred in 1998 related to the Series D Redeemable Preferred Stock financing which closed in early 1999, and costs incurred in the three months ended March 31, 2000 related to the Series G Preferred Stock financing which closed in April 2000 (Note 9) have been deferred and were charged against the proceeds of the offerings upon their completion.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the related assets.

LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through March 31, 2000.

DEFERRED RENT

     Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying balance sheets.

PREPAID FINANCING PROCEEDS

     The Company received $4,514,260 in March 2000 from various prospective investors in the Series G Preferred Stock financing which closed in April 2000 (Note 9). Such amounts were recorded as a liability at March 31, 2000, and were transferred into Series G Redeemable Convertible Preferred Stock upon the closing of the financing and issuance of the shares.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STOCK OPTIONS

     SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Board (APB) Opinion No. 25 to account for stock-based compensation. The Company has elected to retain the implicit value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation (Note 6).

     Option grants and warrants issued to non-employees are valued using the fair value based method prescribed by SFAS No. 123 and EITF 96-18 and expensed over the period services are provided.

REVENUE

     Up-front fees under the Company's collaborations will be deferred and recognized over the period the related services are provided. Amounts received for research funding for a specified number of full time researchers will be recognized as revenue as the services are provided. Assay development fees will be recognized upon completion of the screen and acceptance by the collaborators. Milestone and royalty payments will be recognized upon completion of specified milestones pursuant to the collaborative agreements.

RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in connection with the development of new products and changes to existing products are charged to operations as incurred.

PATENT COSTS

     Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

COMPUTER SOFTWARE COSTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999 with no material effect on the financial statements.

     In May 2000, the Emerging Issues Task Force ("EITF") released Issue No. 00-2, "Accounting for Web Site Development Costs." EITF Issue No. 00-2 establishes standards for determining the capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (including costs incurred for projects in process at the beginning of the quarter of adoption). Management believes the adoption of EITF No. 00-2 will not affect its financial results.

INCOME TAXES

     In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

COMPREHENSIVE INCOME

     In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income, including net income, are reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments, is reported net of their related tax effect, to arrive at comprehensive income (loss). For the period from April 14, 1997 (inception) through December 31, 1997, the years ended December 31, 1998 and 1999, the three months ended March 31, 1999 and 2000, and for the period from April 14, 1997 (inception) through March 31, 2000, comprehensive loss equals the net loss as reported.

NET LOSS PER SHARE

     Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings per Share, and SAB 98, for all periods presented. Under the provisions of SAB 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

     In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, has been computed for the year ended December 31, 1999 and for the three months ended March 31, 2000 as described above, and also gives effect to the assumed conversion of preferred stock which will automatically convert to common stock immediately prior to the completion of the offering contemplated by this prospectus (using the "as if converted" method) from the original date of issuance.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The following table presents the calculation of net loss per share:

                                 PERIOD FROM
                                APRIL 14, 1997
                                 (INCEPTION)             YEAR ENDED               THREE MONTHS ENDED
                                   THROUGH              DECEMBER 31,                  MARCH 31,
                                 DECEMBER 31,    --------------------------   --------------------------
                                     1997           1998           1999          1999           2000
                                --------------   -----------   ------------   -----------   ------------
Net loss......................    $(694,765)     $(3,396,318)  $(10,237,950)  $(1,998,235)  $(17,309,763)
                                  =========      ===========   ============   ===========   ============
Basic and diluted net loss per
  share.......................    $   (0.73)     $     (3.51)  $     (10.05)  $     (2.03)  $     (15.92)
                                  =========      ===========   ============   ===========   ============
Weighted-average shares used
  in computing historical net
  loss per share, basic and
  diluted.....................      955,000          966,799      1,018,359       984,583      1,086,988
                                  =========      ===========   ============   ===========   ============
Pro forma net loss per share,
  basic and diluted
  (unaudited).................                                 $      (1.29)                $      (1.76)
                                                               ============                 ============
Shares used above.............                                    1,018,359                    1,086,988
  Pro forma adjustment to
     reflect weighted-average
     effect of assumed
     conversion of redeemable
     convertible preferred
     stock (unaudited)........                                    6,908,593                    8,740,114
                                                               ------------                 ------------
  Shares used in computing pro
     forma net loss per share,
     basic and diluted
     (unaudited)..............                                    7,926,952                    9,827,102
                                                               ============                 ============

     The Company has excluded all outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for stock options, was 41,000, 61,625, 81,000 and 439,575 for the period from April 14, 1997
(inception) through December 31, 1997, for the years ended December 31, 1998 and 1999, and the three months ended March 31, 2000, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

SEGMENT REPORTING

     SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) EFFECT OF NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specified hedge accounting criteria are met. Management believes the adoption of SFAS No. 133 will not have an effect on the financial statements as the Company does not engage in the activities covered by SFAS No. 133.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition (SAB 101). SAB 101 provides the SEC Staff's views in applying generally accepted accounting principles to various revenue recognition issues and specifically addresses revenue recognition for upfront, non-refundable fees earned in connection with research collaboration arrangements. It is the SEC's position that such fees should generally be recognized over the term of the agreement. The Company expects to apply this accounting to its future collaborations. The Company believes its historical revenue recognition policy is in compliance with SAB 101.

2. INVESTMENT IN CHEMNAVIGATOR.COM

     In January 1999, the Company began development of an Internet-based search engine that allows scientists to search for compounds based primarily on the similarity of chemical structures. In May 1999, ChemNavigator.com was incorporated and in June 1999, the Company licensed to ChemNavigator.com a web-site, the trademark ChemNavigator and goodwill associated with the trademark, intellectual property related to the search engine, as well as technology needed to perform chemical similarity searches. In return, the Company received 2,625,000 shares of preferred stock in ChemNavigator.com valued at $2,625,000 based on independent investors participation in ChemNavigator.com's Series A preferred round of financing. However, the Company's historical cost basis in the licensed technology was zero and the Company therefore recorded its investment in ChemNavigator.com at zero in accordance with SAB 48, which calls for predecessor cost accounting to account for the exchange of non-monetary assets for stock. As of March 31, 2000, the Company owned approximately 46% of the outstanding voting equity securities of ChemNavigator.com. Since the Company is under no obligation to reimburse the other ChemNavigator.com stockholders for its share of ChemNavigator.com's losses, the Company has not included any equity in the net loss of ChemNavigator.com in the Company's Statements of Operations.

     The Company subleases office space to ChemNavigator.com. The current sublease payment of $4,544 per month can be adjusted monthly based upon changes in the number of ChemNavigator.com employees.

     Jack Lief, the Company's President and Chief Executive Officer, is also the Chief Executive Officer of ChemNavigator.com and a member of its board of directors. Richard P. Burgoon, Jr., the Company's Senior Vice President, Operations, General Counsel and Secretary, is also the Secretary of ChemNavigator.com and a member of its board of directors.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               DECEMBER 31,
                                                         ------------------------    MARCH 31,
                                                            1998          1999          2000
                                                         ----------    ----------    ----------
     Laboratory and computer equipment.................  $  832,109    $2,641,072    $2,845,926
     Furniture and fixtures............................      46,009       185,220       209,910
     Leasehold improvements............................     477,250       536,096       547,800
                                                         ----------    ----------    ----------
                                                          1,355,368     3,362,388     3,603,636
     Less accumulated depreciation and amortization....    (189,728)     (589,006)     (754,969)
                                                         ----------    ----------    ----------
                                                         $1,165,640    $2,773,382    $2,848,667
                                                         ==========    ==========    ==========

4. CONVERTIBLE NOTES PAYABLE TO RELATED PARTY

     In 1997, the Company issued a convertible note payable to Tripos, Inc. ("Tripos"), a significant stockholder, for the principal amount of $755,000 at an annual interest rate of 9.5%. Unless converted, the principal and accrued interest are due in full in June 2002. The principal and accrued interest may be converted into 755,000 shares of Series A Redeemable Convertible Preferred Stock at the election of the holder at any time during the note term. Interest expense for the period from April 14, 1997 (inception) through December 31, 1997, the years ended December 31, 1998 and 1999, and the period from April 14, 1997 (inception) through March 31, 2000 totaled $35,000, $72,000, $72,000, and
$197,000, respectively. Interest expense was $27,000 and $18,000 for the three months ended March 31, 1999 and 2000, respectively. All of the interest expense was accrued as of March 31, 2000.

     In 1998, the Company issued a convertible note payable to Tripos, for a principal amount up to $1,500,000 at an annual interest rate of 9.5%. The Company received proceeds of $1,125,000 on this note payable in 1998, and $375,000 in 1999. In 1999, all outstanding principal and accrued interest under this convertible note payable was converted into 435,840 shares of Series D Redeemable Convertible Preferred Stock.

     At the date each note was entered into, the note was convertible into preferred stock at the then-current fair value of such stock, and therefore there is no beneficial conversion feature associated with the notes.

5. COMMITMENTS

LEASES

     In 1997, the Company leased its facilities under an operating lease that had an expiration date in 2004. The Company had an option to buy the facilities during the first 12 months of the lease term for $2,141,309. In 1998, the Company assigned the option to a publicly traded Real Estate Investment Trust
(REIT) in exchange for $733,322 in cash. The $733,322 in cash is being recognized on a straight-line basis as a reduction in the rent expense on the underlying lease. In addition, the Company signed a new lease with the REIT, which expires in 2013. The lease provides the Company with an option to extend the lease term via two five-year options. Under the terms of the new lease, effective April 30, 1998, monthly rental payments will be increased on April 30, 2000 and annually thereafter by 2.75%. Rent expense was

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

5. COMMITMENTS (CONTINUED)
$32,266 for the period from April 14, 1997 (inception) through December 31, 1997, $366,505 and $598,903 for the years ended December 31, 1998 and 1999, respectively, $147,288 and $147,939 for the three months ended March 31, 1999 and 2000, respectively, and $1,145,613 for the period from April 14, 1997 (inception) through March 31, 2000.

     In accordance with the terms of the new lease, the Company is required to maintain restricted cash balances totaling $79,955 on behalf of the landlord as rent deposits throughout the term of the lease.

     Annual future minimum lease obligations as of December 31, 1999 are as follows:

                YEAR ENDING DECEMBER 31,                  OPERATING LEASES    CAPITAL LEASES
                ------------------------                  ----------------    --------------
  2000..................................................     $  548,945         $  499,707
  2001..................................................        564,041            499,706
  2002..................................................        579,552            499,707
  2003..................................................        595,489            381,214
  2004..................................................        611,866             16,613
  Thereafter............................................      5,796,881                 --
                                                             ----------         ----------
          Total minimum lease payments..................     $8,696,774          1,896,947
                                                             ==========
Less amount representing interest.......................                          (317,356)
                                                                                ----------
Present value of minimum lease obligations..............                         1,579,591
Less current portion....................................                          (355,119)
                                                                                ----------
Long-term portion of capital lease obligations..........                        $1,224,472
                                                                                ==========

     Future minimum rentals to be received under non-cancelable subleases as of December 31, 1999 totaled approximately $31,000.

     Cost and accumulated depreciation of equipment under capital leases totaled $1,931,000 and $331,000, respectively, at December 31, 1999.

6. COLLABORATIONS

COLLABORATIVE AGREEMENT WITH ELI LILLY

     In April 2000, the Company entered into a research alliance with Eli Lilly. The collaboration with Eli Lilly will principally focus on the central nervous system and endocrine therapeutic fields. The collaboration will also focus on the cardiovascular field and may expand into to other therapy classes, including cancer.

     During the collaboration, the Company will pursue an agreed upon research plan with Eli Lilly that has several objectives. During the term of the collaboration, the Company will mutually review and select GPCRs that will become subject to the collaboration. These GPCRs may be provided either by the Company or by Eli Lilly. All of the Company's existing CART-activated GPCRs are excluded from the collaboration. The Company and Eli Lilly will each share their respective knowledge of the GPCRs that become subject to the collaboration to validate and CART-activate selected receptors. The Company will jointly select a number of proprietary central nervous system, endocrine and cardiovascular GPCRs for CART-activation, and the Company will then provide Eli Lilly with enabled high-throughput screens for

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

6. COLLABORATIONS (CONTINUED)
use at their screening facilities. The Company has received approximately $1.5 million in cash proceeds from Eli Lilly through June 30, 2000, comprised of a one-time up-front payment of $500,000 and research funding of approximately $1.0 million. During the term of the agreement, the Company will continue to receive research funding from Eli Lilly for internal resources committed to the collaboration, which will be augmented by substantial resource commitments by Eli Lilly. Eli Lilly will be responsible for screening its chemical compound library using selected CART-activated receptors, for identifying drug candidates and for the pre-clinical and clinical testing and development of drug candidates. In the future, the Company may receive up to $1.25 million per receptor based upon milestone payments in connection with the successful application of CART to each receptor, and up to an additional $6.0 million based upon clinical development milestone payments for each drug candidate discovered using CART. The Company may also receive additional milestone and royalty payments associated with the commercialization of drugs discovered using CART, if any. The Company and Eli Lilly may never achieve the discovery, development or commercialization milestones.

     Once the assay development fee has been paid for a CART-activated GPCR, Eli Lilly will have exclusive rights to screen chemical libraries, discover drug candidates that target that GPCR, and to develop, register and sell any resulting products worldwide. The Company retains rights to partner or independently develop GPCRs that do not become subject to the collaboration.

     The term of the collaboration agreement with Eli Lilly is five years. Eli Lilly can terminate the agreement with or without cause by giving the Company written notice during the first nine months after the date of the agreement, and this termination would be effective one year after the date of the agreement. Either Eli Lilly or the Company can terminate the agreement with or without cause effective three years after the date of the agreement by giving written notice prior to the conclusion of the 33rd month after the date of the agreement. In addition, either party can terminate the agreement at any time if the other party commits a material breach, and Eli Lilly can terminate the agreement at any time if, among other reasons, Eli Lilly does not approve suitable replacements for key employees who leave the Company. The parties will continue to have various rights and obligations under the agreement after the agreement is terminated. The extent of these continuing rights and obligations depends on many factors, such as when the agreement is terminated, by which party and for what reason. These continuing obligations may include further research and development efforts by the Company and a variety of payments by Eli Lilly.

COLLABORATIVE AGREEMENT WITH TAISHO

     In May 2000, the Company entered into an agreement with Taisho, in the form of a binding letter of intent, to initiate a research collaboration focused on several GPCRs selected by Taisho in therapeutic areas of interest to Taisho. Under the terms of the agreement, Taisho will receive exclusive, worldwide rights to the selected GPCR targets and to any drug candidates discovered using the activated versions of these receptors. The Company has received approximately $800,000 in cash proceeds from Taisho through June 30, 2000, which includes a one-time up-front payment. The Company may receive up to a total of $2.3 million in revenues per receptor associated with research, development and screening fees. The Company may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. The Company and Taisho are currently finalizing the remaining terms of the collaboration. The Company and Taisho may never achieve the fees and payment milestones.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

6. COLLABORATIONS (CONTINUED)
COLLABORATIVE AGREEMENT WITH FUJISAWA

     In January 2000, the Company entered into a collaborative agreement with Fujisawa, a leading Japan-based pharmaceutical company with significant drug discovery research efforts. During the collaboration, the Company will jointly validate up to 13 orphan GPCRs as drug screening targets. The Company will be responsible for receptor identification, location and regulation, and will apply its CART technology to GPCRs selected by Fujisawa. The Company will also seek to validate screening assays based on the selected GPCRs. Fujisawa will be entitled to screen selected assays against its chemical compound library to identify drug candidates. Fujisawa will also be responsible for the pre-clinical and clinical development of any drug candidates that the Company or Fujisawa discover. The Company may also screen the selected GPCRs using its in-house chemical library. When Fujisawa selects its first receptor, the Company will be entitled to receive a one-time initiation fee of $500,000. If the Company and Fujisawa then achieve various milestones, the Company may receive up to a maximum of $3.5 million per selected receptor in assay transfer, screening and exclusivity fees, and up to a maximum of $2.0 million per selected receptor based upon the filing of one or more investigational new drug applications for each drug candidate discovered using a CART-activated receptor. The Company may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. The Company and Fujisawa may never achieve research, development or commercialization milestones under the agreement. The Company's collaborative agreement with Fujisawa will terminate upon the expiration of Fujisawa's obligation to make royalty payments under the agreement, if any. Fujisawa may terminate the agreement at any time by providing the Company with written notice of their intention to do so and by returning any proprietary rights they have acquired under the agreement. Additionally, either party may terminate the agreement for a material breach of the agreement by the other party. The termination or expiration of the agreement will not affect any rights that have accrued to the benefit of either party prior to the termination or expiration.

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY

PREFERRED STOCK

     Through March 31, 2000, the Company has issued 245,000 shares of Series A Redeemable Convertible Preferred Stock to Tripos at $1.00 per share for aggregate net proceeds of $243,000; 1,752,533 shares of Series B Redeemable Convertible Preferred Stock to various investors, including Tripos, at $1.25 per share for aggregate net proceeds of $2,165,000; 40,000 shares of Series C Redeemable Convertible Preferred Stock to outside investors at $5.00 per share for aggregate net proceeds of $191,000; 4,871,060 shares of Series D Redeemable Convertible Preferred Stock to various investors, including Tripos, at $3.49 per share for aggregate net proceeds of $15,488,000; 2,000,000 shares of Series E Redeemable Convertible Preferred Stock to various investors, all of whom were then-current stockholders in the Company, at $4.00 per share for aggregate net proceeds of $7,959,000; and 2,466,839 shares of Series F Redeemable Convertible Preferred Stock to various investors at $5.20 per share for aggregate net proceeds of $12,586,000.

     In January 2000 and March 2000, the Company sold Shares of Series E Convertible Redeemable Preferred Stock and Series F Convertible Redeemable Preferred Stock, respectively at what management believed was fair value. Subsequent to the commencement of the initial public offering process, the Company re-evaluated the fair value of its common stock as of January 2000 and March 2000 and

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) determined it to be $4.68 and $13.50, respectively. In accordance with EITF 98-5, the Company recorded a deemed dividend on the Series F Redeemable Preferred Stock equal to the lesser of (i) the difference between the initial public offering price and the Series F Redeemable Preferred Stock sale price, or
(ii) the aggregate Series F Redeemable Preferred Stock sale price. The incremental fair value of $14,187,563 is deemed to be the equivalent of a non-cash preferred stock charge. The Company recorded the charge at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders' equity. The non-cash preferred stock charge increases the loss applicable to common stockholders in the calculation of basic net loss per share for the three months ended March 31, 2000.

     At the option of the holder, shares of the Redeemable Convertible Preferred Stock are convertible into shares of Common Stock on a one-to-one basis, subject to adjustment for dilution. At March 31, 2000, the Series A, Series B, Series C, Series D, Series E and Series F Redeemable Convertible Preferred Stock are convertible into 245,000, 1,752,533, 40,000, 4,871,060, 2,000,000 and 2,466,839
common shares, respectively. The Redeemable Convertible Preferred Stock will automatically convert into common shares upon the earlier of the closing of a firmly underwritten public offering of Common Stock under the Securities Act of 1933, as amended, in which the Company receives at least $20,000,000 in gross proceeds at a price of at least $13.96 per share, or on the date specified by written consent or agreement of the holders of 66 2/3% of the then outstanding shares of Redeemable Convertible Preferred Stock. The Preferred stockholders have voting rights equal to the number of common shares they would own upon conversion.

     Upon notice of at least 66 2/3% of the stockholders of each series of the Redeemable Convertible Preferred Stock, the Company may be required to redeem such series of the Redeemable Convertible Preferred Stock in three equal annual installments beginning on the fifth anniversary of their respective original issue dates and ending on the date two years from such first redemption date in an amount consisting of the original issue price plus declared and unpaid dividends.

     The holders of Series A, Series B, Series D and Series E Redeemable Convertible Preferred Stock are entitled to receive annual cumulative dividends of 8% of the original issue price per share, when and if declared by the Board of Directors, prior and in preference to the Series F Redeemable Convertible Preferred and Common stockholders. As of March 31, 2000, no dividends have been declared.

     In the event of liquidation of the Company, holders of Series D and E Redeemable Convertible Preferred Stock in preference to other series of stock are entitled to receive their original purchase price, plus all accumulated and unpaid dividends compounded annually in arrears on December 31 of each year whether or not declared by the Board of Directors. Holders of Series A, Series B, Series C and Series F Redeemable Convertible Preferred Stock are entitled to a liquidation preference of $1.00, $1.25, $5.00 and $5.20 per share, respectively, plus any declared and unpaid dividends on such shares. If, upon the occurrence of such a liquidation event, the assets and funds of the Company are insufficient to make payment in full to all holders of the Redeemable Convertible Preferred Stock, then such assets and funds shall be distributed to the holders of the Redeemable Convertible Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
     A summary of the Redeemable Convertible Preferred Stock issued and outstanding as of March 31, 2000 is as follows:

                                                           LIQUIDATION
                                               SHARES      PREFERENCE
                                             ----------    -----------
Series A...................................     245,000    $   245,000
Series B...................................   1,752,533      2,190,666
Series C...................................      40,000        200,000
Series D...................................   4,871,060     16,999,999
Series E...................................   2,000,000      8,000,000
Series F...................................   2,466,839     12,827,563
                                             ----------    -----------
                                             11,375,432    $40,463,228
                                             ==========    ===========

COMMON STOCK

     In June 1997, a total of 1,000,000 shares of Common Stock were issued to the founders of the Company at a price of $.0001 per share under founder stock purchase agreements. The Company issued 50,000 of these shares to an outside founder, which vest ratably over 50 months. Unvested shares are subject to repurchase by the Company, at the original purchase price, if the relationship between the Company and the outside founder terminates. In 1999, 17,500 shares were repurchased.

WARRANTS

     In connection with the Series C Redeemable Convertible Preferred Stock offering in December 1998, the Company issued warrants to purchase 13,333 shares of Common Stock at $5.75 per share to the investors. The warrants are exercisable at any time prior to the earlier of (i) ten years from the date of issuance or (ii) immediately prior to an initial public offering, sale or merger of the Company.

     In connection with a Cooperative Technology Agreement, the Company issued warrants to purchase 100,000 shares of Common Stock at $.70 per share to Tripos in December 1998. The warrants are exercisable at any time prior to the earlier of (i) seven years from the date of issuance or (ii) immediately prior to an initial public offering. The number of warrants exercisable and the exercise price are subject to adjustment for dilution. The estimated fair value of the warrants of $14,000 was expensed in 1998.

     In connection with the Company's offering of Series D Redeemable Convertible Preferred Stock, the Company issued warrants to purchase 280,086 shares of Common Stock at $3.49 per share to its placement agent, ING Barings, in 1999. The warrants are exercisable at any time prior to the earlier of (i) ten years from the date of issuance or (ii) immediately prior to an initial public offering. The number of warrants exercisable and the exercise price are subject to adjustment for dilution. The estimated fair value of the warrants of $165,300 was recorded as an issuance cost of the Series D financing.

     In connection with the Company's lease line of credit, the Company issued warrants to purchase 18,000 shares of Series D Redeemable Convertible Preferred Stock at $3.49 per share to Silicon Valley Bank. The estimated fair value of the warrants was not material. The warrants are exercisable anytime seven years from the date of issuance.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
INCENTIVE STOCK PLAN

     The Company's Amended and Restated 1998 Equity Compensation Plan (the "Plan") provides designated employees of the Company, certain consultants and advisors who perform services for the Company, and non-employee members of the Company's Board of Directors with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The options and restricted stock generally vest 25% a year for four years and are immediately exercisable up to ten years from the date of grant.

     Unvested shares issued to our employees, consultants, advisors and non-employee members of the Company's Board of Directors pursuant to the exercise of options are subject to repurchase, at the original purchase price, in the event of termination of employment or engagement. In the event the Company elects not to buy back any such unvested shares, the unvested options will be expensed at their fair value at that point in time. At March 31, 2000, 439,575 shares of common stock issued pursuant to the exercise of options were subject to repurchase by the Company. In accordance with FAS 128, the Company has excluded unvested common stock pursuant to exercised options in its basic earnings per share calculations.

     The aggregate number of shares of Common Stock of the Company authorized for issuance under the Plan is the sum of (i) 472,080 shares, plus (ii) as of each December 31, after December 31, 1997, an additional number of shares equal to 15% of the shares of Company Stock (as defined below) issued by the Company during the preceding one-year period, with certain restrictions, subject to adjustment for certain events including stock splits, reclassifications, reorganizations and consolidations. "Company Stock" is defined as Common Stock, or Common Stock issuable upon conversion or exercise of any Preferred Stock, Warrants or other security convertible into Common Stock. At March 31, 2000, 1,500,000 shares of Common Stock were authorized for issuance under the Plan.

     Following is a summary of stock option activity:

                                                                            WEIGHTED-
                                                                             AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                              --------    --------------
Granted during 1997.........................................    91,000        $0.20
                                                              --------
Balance at December 31, 1997................................    91,000        $0.20
  Granted...................................................   360,000        $0.20
  Exercised.................................................   (43,500)       $0.20
                                                              --------
Balance at December 31, 1998................................   407,500        $0.20
  Granted...................................................   373,100        $0.60
  Exercised.................................................   (90,375)       $0.33
  Canceled..................................................    (5,625)       $0.47
                                                              --------
Balance at December 31, 1999................................   684,600        $0.40
  Granted (unaudited).......................................   465,750        $0.60
  Exercised (unaudited).....................................  (477,350)       $0.46
                                                              --------
Balance at March 31, 2000 (unaudited).......................   673,000        $0.50
                                                              ========

     At December 31, 1998 and 1999, and at March 31, 2000, options to purchase 67,000, 159,500, and 104,250 shares were vested. The weighted-average remaining contractual life of options outstanding at

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
December 31, 1998 and 1999 was 8.75 and 8.50 years, respectively. At December 31, 1998 and 1999, 32,625 and 63,500 shares of common stock issued upon the exercise of options were subject to repurchase at the original purchase price at a weighted-average price of $.20 and $.23, respectively. At December 31, 1999, 345,102 shares were available for future grant.

     Pro forma information regarding net income or loss is required to be disclosed in accordance with SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123.

     The fair value for these options was estimated at the dates of grant using the minimum value option pricing model with the following weighted average assumptions for 1997, 1998 and 1999, respectively: (i) weighted average risk-free interest rate of 6.0%, (ii) expected dividend yield of 0%, and (iii) five year estimated life of the options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's adjusted pro forma information is as follows:

                                            YEAR ENDED DECEMBER 31,
                                    ----------------------------------------    THREE MONTHS ENDED
                                      1997          1998            1999          MARCH 31, 2000
                                    ---------    -----------    ------------    ------------------
Adjusted pro forma net loss.......  $(695,000)   $(3,398,000)   $(10,250,000)      $(17,341,000)
Adjusted pro forma basic net loss
  per share.......................  $   (0.73)   $     (3.51)   $     (10.07)      $     (15.95)

     During the year ended December 31, 1999 and the three months ended March 31, 2000, in connection with the grant of various stock options to employees, the Company recorded deferred stock compensation totaling approximately $1.0 million and $5.6 million, respectively, representing the difference between the exercise price and the estimated market value of the Company's common stock as determined by the Company's management on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. During the year ended December 31, 1999 and the three months ended March 31, 2000, the Company recorded amortization of deferred compensation expense of approximately $378,000 and $330,000, respectively. At March 31, 2000, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $2,028,000, $2,186,000, $1,333,000 and $378,000 for the remaining nine months of
2000, and for the years ended December 31, 2001, 2002 and 2003, respectively.

     During the three months ended March 31, 2000, in connection with the grant of stock options to consultants, the Company recorded deferred stock compensation totaling approximately $205,000. Deferred compensation for stock options granted to consultants is periodically remeasured as the underlying options vest. For the three months ended March 31, 2000 the Company recorded approximately $79,000 in deferred compensation relating to options granted to our consultants. At March 31, 2000, total charges to be recognized in future periods from amortization of deferred stock compensation relating to options granted to our consultants are anticipated to be approximately $126,000.

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

7. PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
COMMON SHARES RESERVED FOR ISSUANCE

     The following table summarizes common shares reserved for issuance at March 31, 2000 on exercise or conversion of:

Convertible Notes Payable................................     755,000
Redeemable Convertible Preferred Stock...................  11,375,432
Common Stock options.....................................     673,000
Common and Preferred Stock warrants......................     411,419
                                                           ----------
  Total Common shares reserved for issuance..............  13,214,851
                                                           ==========

8. EMPLOYEE BENEFIT PLAN

     The Company established a defined contribution employee retirement plan (the "401(k) Plan") effective January 1, 1998, conforming to Section 401(k) of the Internal Revenue Code ("IRC"). All eligible employees may elect to have a portion of their salary deducted and contributed to the 401(k) Plan up to the maximum allowable limitations of the IRC. Through March 31, 1999, the Company matched 50% of each participant's contribution up to the first 6% of annual compensation.

     Effective April 1, 1999, the Company amended the 401(k) Plan increasing the Company match to 100% of each participant's contribution up to the first 6% of annual compensation for all contributions made after April 1, 1999. The Company's matching portion, which totaled $27,065, $148,784, $13,705 and $61,723 for the years ended December 31, 1998 and 1999, and the three months ended March 31, 1999 and 2000, respectively, vests over a five-year period.

9. INCOME TAXES

     At December 31, 1999, the Company had federal and California tax net operating loss carryforwards of approximately $12,611,000 and $6,484,000, respectively.

     Significant components of the Company's deferred tax assets at December 31, 1998 and 1999 are shown below. A valuation allowance of $1,573,000 and $5,713,000 has been recognized to offset the

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

9. INCOME TAXES (CONTINUED)
deferred tax assets as of December 31, 1998 and 1999, respectively, as realization of such assets is uncertain.

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards........................  $ 1,285,000    $ 4,787,000
  Research and development credits........................      258,000        928,000
  Accrued expenses........................................       60,000        129,000
                                                            -----------    -----------
Net deferred tax assets...................................    1,603,000      5,844,000
Valuation allowance for deferred tax assets...............   (1,573,000)    (5,713,000)
                                                            -----------    -----------
     Total deferred tax assets............................       30,000        131,000
Deferred tax liabilities:
  Depreciation............................................      (30,000)      (131,000)
                                                            -----------    -----------
  Net deferred tax assets.................................  $        --    $        --
                                                            ===========    ===========

     The federal and California tax net operating loss carryforwards will begin to expire in 2012 and 2005, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $681,000 and $379,000, respectively, which will begin to expire in 2012 unless previously utilized.

     Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards could be limited in the event of cumulative changes in ownership of more than 50%. Such a change occurred in prior years. However, the Company does not believe such limitation will have a material effect upon the Company's ability to utilize the carryforwards.

10. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

     In April 2000, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the preferred stock outstanding at March 31, 2000 will convert into 11,375,432 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

SERIES G PREFERRED STOCK FINANCING

     On April 17, 2000, the Company issued 1,323,146 shares of Series G Redeemable Convertible Preferred Stock at $7.30 per share for total gross proceeds of $9,658,966. The holders of Series G Redeemable Convertible Preferred Stock are entitled to receive annual cumulative dividends of 8% per share, when and if declared by the Board of Directors, prior and in preference to holders of Common Stock. In the event of liquidation of the Company, the holders of Series G Redeemable Convertible Preferred Stock are entitled to a liquidation preference of $7.30 per share. At the option of the holder,

                          ARENA PHARMACEUTICALS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(INFORMATION AS OF MARCH 31, 2000, FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                     2000,
  AND FOR THE PERIOD FROM APRIL 14, 1997 (INCEPTION) THROUGH MARCH 31, 2000 IS
                                   UNAUDITED)

10. SUBSEQUENT EVENTS (CONTINUED)
shares of Series G Redeemable Convertible Preferred Stock are convertible into common shares, subject to adjustment for dilution. In connection with this round of financing, the Company expects to record a non-cash preferred stock charge in the amount of approximately $8,200,000 in the second quarter of 2000.

2000 EQUITY COMPENSATION PLAN

     In April 2000, the Board adopted the 2000 Equity Compensation Plan. The aggregate number of shares of common stock that may be issued pursuant to the 2000 Equity Compensation Plan is 2,000,000 shares. The Company has not granted any options under the 2000 Equity Compensation Plan.


ELECTIONS TO EXERCISE WARRANTS



     In July 2000, the Company received binding written elections from the holders of warrants to purchase an aggregate of 393,419 shares of the Company's common stock that the holders intended to pay the cash exercise price of the warrants and exercise their warrants prior to the closing of the Company's initial public offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                6,000,000 SHARES


                                  [ARENA LOGO]

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                                  ING BARINGS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                    SG COWEN
                            ------------------------

     You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.

                            ------------------------

     Until                     , 2000, all dealers that buy, sell or trade our
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------
                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses (other than underwriting discounts and commissions) payable by us in connection with this offering are as follows:


SEC registration fee........................................  $   30,967
NASD filing fee.............................................      12,230
Nasdaq National Market listing fee..........................      95,000
Printing and engraving expenses.............................     180,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     300,000
Blue Sky fees and expenses (including legal fees)...........       5,000
Transfer agent and registrar fees and expenses..............      10,000
Miscellaneous...............................................     166,803
                                                              ----------
  Total.....................................................  $1,200,000
                                                              ==========


     All expenses are estimated except for the SEC fee, the NASD fee and the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation or were or are serving at the request of the corporation as a director, officer, employee or agent of another corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees, or agents are fairly and reasonably entitled to indemnification for such expenses in view of all of the circumstances of the case, despite such adjudication of liability.

     Our by-laws provide that we shall, to the full extent authorized or permitted by applicable law, indemnify any current or former director or officer. Subject to applicable law, we may indemnify an employee or agent of ours to the extent that our board of directors or our stockholders may determine in its or their discretion.

     Article IV of our Certificate of Incorporation, as amended, provides that a director of ours shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which a director derived an improper personal benefit.

     Our directors and officers are covered by insurance policies indemnifying them against some civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since our inception in April 1997, we have sold and issued unregistered securities as follows. We believe that each of the transactions identified below was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) or Rule 701 for offers and sales of our securities pursuant to compensatory benefit plans.

     In June 1997, we issued 1,000,000 shares of common stock to our founders, for a total cash consideration of $100. We also issued 245,000 shares of Series A preferred stock and a convertible note in the principal amount of $755,000, to Tripos, for a total cash consideration of $1,000,000.

     In November 1997, we issued 1,572,533 shares of Series B preferred stock to various investors for total cash consideration of $1,965,666.

     In March 1998, we issued 180,000 shares of Series B preferred stock to various investors for total cash consideration of $225,000.

     In October 1998, we issued a convertible note to Tripos in the amount of $1,500,000.

     In December 1998, we issued a warrant to Tripos to purchase 100,000 shares of common stock, at an exercise price of $0.70 per share in connection with a cooperative technology agreement that we entered into with Tripos.

     In August 1998, we issued 3 1/3 units to various investors for total cash consideration of $200,000. The units represented an aggregate of 40,000 shares of Series C preferred stock and warrants to purchase an aggregate of 13,333 shares of common stock at an exercise price of $5.75 per share.

     In January 1999, we issued 4,871,060 shares of Series D preferred stock to various investors for consideration consisting of cash consideration of $15,478,918 and the conversion of the note that we issued to Tripos in October 1998. We received net cash proceeds of $14,132,224 after payment of fees and expenses of $1,346,694. Additionally, in connection with the offering, we issued a warrant to ING Barings in consideration of services rendered to us by them in that private placement, for 280,086 shares of common stock at an exercise price of $3.49 per share.

     In April 1999, we issued a warrant for 18,000 shares of Series D preferred stock at an exercise price of $3.49 per share to Silicon Valley Bank in connection with a lease line of credit.

     In January of 2000, we issued 2,000,000 shares of Series E preferred stock to some of our previous investors for total cash consideration of $8,000,000.

     In March 2000, we issued 2,466,839 shares of Series F preferred stock to various investors for total cash consideration of $12,827,563.

     In April 2000, we issued 1,323,146 shares of Series G preferred stock to various investors, including a member of our management, for total cash consideration of $9,658,966.


     Pursuant to our 1998 Equity Compensation Plan, during 1998 through 2000, we granted options to some of our employees, directors, officers and advisors, to purchase a total of 1,494,900 shares of common stock at a weighted average exercise price of $0.52, of which options for 922,100 shares have been exercised.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS:


 EXHIBIT
  NUMBER                            DESCRIPTION
 --------                           -----------
  1.1       Form of underwriting agreement
  3.1       Form of amended and restated certificate of incorporation.
  3.2+      By-laws.
  4.1       Convertible Promissory Note, dated June 30, 1997, issued to
            Tripos, Inc.
  4.2+      Form of common stock certificate
  4.3       Investor Rights Agreements
  5.1       Opinion of Morgan, Lewis Bockius LLP
 10.1+      Arena Pharmaceuticals, Inc. 1998 Equity Compensation Plan
 10.2+      Arena Pharmaceuticals, Inc. 2000 Equity Compensation Plan
 10.3+      Services Agreement, dated May 26, 1999, by and between
            ChemNavigator.com, Inc. and Jack Lief
 10.4+      Services Agreement, dated of May 26, 1999, by and between
            ChemNavigator.com, Inc. and Richard P. Burgoon, Jr.
 10.5+      Services Agreement, dated May 26, 1999, by and between
            ChemNavigator.com, Inc. and Robert Hoffman
 10.6+      Lease, dated as of April 30, 1998, by and between
            ARE -- 1666 Nancy Ridge, LLC and Arena Pharmaceuticals, Inc.
            Agreement, as amended by First Amendment to Lease dated as of June 30, 1998
 10.7**+    Binding Letter of Intent & Memorandum of Agreement,
            effective as of May 29, 2000 by and between Taisho
            Pharmaceutical Co., Ltd. and Arena Pharmaceuticals, Inc.
 10.8**+    License Agreement, effective as of January 23, 1998 by and between Arena Pharmaceuticals, Inc. and SS Pharmaceutical
            Co., Ltd.; as amended by Addendum No. 1, dated April 5, 1999
 10.9**+    Research Collaboration and License Agreement, effective as of April 14, 2000, by and between Arena Pharmaceuticals,
            Inc. and Eli Lilly and Company
 10.10**+   Agreement, dated effective as of January 24, 2000, by and
            between Arena Pharmaceuticals, Inc. and Fujisawa
            Pharmaceutical Co., Ltd.
 10.11+     Binding Letter of Intent & Memorandum of Agreement, dated as of April 3, 2000, between Lexicon Genetics, Inc. and Arena
            Pharmaceuticals, Inc.
 10.12+     Agreement, effective as of September 15, 1999, by and
            between Arena Pharmaceuticals, Inc. and Neurocrine
            Biosciences, Inc.
 10.13+     Lease, dated May 4, 2000, by and between Limar Realty Corp.
            #13 and Arena Pharmaceuticals, Inc.
 21.1+      Subsidiaries of the registrant
 23.1       Consent of Ernst & Young LLP, independent auditors
 23.2       Consent of Morgan, Lewis & Bockius LLP (contained in the
            opinion filed as exhibit 5.1)
 24.1+      Power of attorney
 27.1+      Financial data schedule


-------------------------
 * To be filed by amendment

** Confidential treatment requested for portions of this document

 + Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES

     All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in our financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on July 25, 2000.


                                          ARENA PHARMACEUTICALS, INC.

                                          By:         /s/ JACK LIEF
                                            ------------------------------------
                                                         Jack Lief
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----

                    /s/ JACK LIEF                           Director, President and       July 25, 2000
-----------------------------------------------------       Chief Executive Officer
                      Jack Lief                            (principal executive and
                                                              financial officer)

                          *                              Vice President, Research and     July 25, 2000
-----------------------------------------------------              Director
                  Dominic P. Behan

                          *                              Vice President, Research and     July 25, 2000
-----------------------------------------------------              Director
                  Derek T. Chalmers

                          *                                 Vice President, Finance       July 25, 2000
-----------------------------------------------------   (principal accounting officer)
                   Robert Hoffman

                          *                                        Director               July 25, 2000
-----------------------------------------------------
               John P. McAlister, III

                          *                                        Director               July 25, 2000
-----------------------------------------------------
                  Michael Steinmetz

                          *                                        Director               July 25, 2000
-----------------------------------------------------
                    Stefan Ryser

                 *By: /s/ JACK LIEF
  ------------------------------------------------
             Jack Lief, Attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
  1.1      Form of underwriting agreement
  3.1      Form of amended and restated certificate of incorporation.
  3.2+     By-laws.
  4.1      Convertible Promissory Note, dated June 30, 1997, issued to
           Tripos, Inc.
  4.2+     Form of common stock certificate
  4.3      Investor Rights Agreements
  5.1      Opinion of Morgan, Lewis Bockius LLP
 10.1+     Arena Pharmaceuticals, Inc. 1998 Equity Compensation Plan
 10.2+     Arena Pharmaceuticals, Inc. 2000 Equity Compensation Plan
 10.3+     Services Agreement, dated May 26, 1999, by and between
           ChemNavigator.com, Inc. and Jack Lief
 10.4+     Services Agreement, dated of May 26, 1999, by and between
           ChemNavigator.com, Inc. and Richard P. Burgoon, Jr.
 10.5+     Services Agreement, dated May 26, 1999, by and between
           ChemNavigator.com, Inc. and Robert Hoffman
 10.6+     Lease, dated as of April 30, 1998, by and between
           ARE -- 1666 Nancy Ridge, LLC and Arena Pharmaceuticals, Inc.
           Agreement, as amended by First Amendment to Lease dated as of June 30, 1998
 10.7**+   Binding Letter of Intent & Memorandum of Agreement,
           effective as of May 29, 2000 by and between Taisho
           Pharmaceutical Co., Ltd. and Arena Pharmaceuticals, Inc.
 10.8**+   License Agreement, effective as of January 23, 1998 by and between Arena Pharmaceuticals, Inc. and SS Pharmaceutical
           Co., Ltd.; as amended by Addendum No. 1, dated April 5, 1999
 10.9**+   Research Collaboration and License Agreement, effective as of April 14, 2000, by and between Arena Pharmaceuticals,
           Inc. and Eli Lilly and Company
 10.10**+  Agreement, dated effective as of January 24, 2000, by and between Arena Pharmaceuticals, Inc. and Fujisawa
           Pharmaceutical Co., Ltd.
 10.11+    Binding Letter of Intent & Memorandum of Agreement, dated as of April 3, 2000, between Lexicon Genetics, Inc. and Arena
           Pharmaceuticals, Inc.
 10.12+    Agreement, effective as of September 15, 1999, by and
           between Arena Pharmaceuticals, Inc. and Neurocrine
           Biosciences, Inc.
 10.13+    Lease, dated May 4, 2000, by and between Limar Realty Corp.
           #13 and Arena Pharmaceuticals, Inc.
 21.1+     Subsidiaries of the registrant
 23.1      Consent of Ernst & Young LLP, independent auditors
 23.2      Consent of Morgan, Lewis & Bockius LLP (contained in the
           opinion filed as exhibit 5.1)
 24.1+     Power of attorney
 27.1+     Financial data schedule


-------------------------
 * To be filed by amendment

** Confidential treatment requested for portions of this document

 + Previously filed.